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Exhibit 99.1

Third Quarter Report
 2013

GRANITE REIT

77 King St. W., Suite 4010 P.O. Box 159, Toronto, Ontario Canada M5K 1H1

GRANITE ANNOUNCES STRONG THIRD QUARTER RESULTS AND SIGNIFICANT
ACQUISITION ACTIVITY

November 6, 2013, Toronto, Ontario, Canada — Granite Real Estate Investment Trust and Granite REIT Inc. (TSX: GRT.UN; NYSE: GRP.U) ("Granite" or the "Trust") today announced their combined results for the three and nine month periods ended September 30, 2013.

HIGHLIGHTS

Highlights for the three month period ended September 30, 2013, including events subsequent to the quarter, are as follows:

  •
  FFO per unit up 26% in comparison to the same quarter last year;

  •
  Acquired eight income-producing properties in Germany, the Netherlands and the United States at an acquisition cost totalling approximately $200 million and over 3.1 million feet of leaseable area bringing the total acquisitions for 2013 to approximately $275 million and over 4 million square feet of leaseable area;

  •
  Entered into a purchase and sale agreement to acquire a 0.1 million square foot income-producing property in Germany for approximately euro 6.7 million with the closing expected in late November 2013;

  •
  Issued $200 million of 4.613% Series 1 senior unsecured debentures due 2018 on October 2, 2013 which was swapped into euro 142 million denominated debt at 3.56% to facilitate the funding of the European acquisitions;

  •
  Entered into a non-binding letter of intent to sell to Magna International Inc. ("Magna") the Mexican property portfolio for U.S. $105 million;

  •
  Including the recent acquisitions, since January 1, 2013, reduced Magna tenant concentration from 97% to 87% based on annualized lease payments(1);

  •
  Since January 1, 2013, completed 15 lease renewals or extensions totalling 3.3 million square feet for a weighted average lease term of 6.1 years; and

  •
  Commenced construction of a new 0.6 million square foot multipurpose distribution facility in Shepherdsville, Kentucky.

Granite's results for the three and nine month periods ended September 30, 2013 and 2012 are summarized below (all figures are in Canadian dollars):

	Three months ended September 30,		Nine months ended September 30,
(in thousands, except per unit/share figures)	2013	2012	2013	2012
Revenues	$50,969	$44,685	$148,569	$135,800

Net income	9,869	65,837	147,657	135,339

Funds from operations ("FFO")(2)	36,551	29,129	101,815	87,784

Comparable FFO(3)	36,551	29,129	106,035	87,784

Per stapled unit or common share amounts:
Basic and diluted net income	$0.21	$1.41	$3.15	$2.89

Basic and diluted FFO(2)	$0.78	$0.62	$2.17	$1.87

Basic and diluted comparable FFO(3)	$0.78	$0.62	$2.26	$1.87

Fair value of investment properties(4)			$2,120,178	$1,944,504

(1)
Annualized lease payments does not have a standardized meaning under International Financial Reporting Standards ("IFRS") and may not be comparable to similar measures reported by other entities. Granite considers annualized lease payments to be a useful indicator of rental revenue (excluding tenant recoveries) anticipated in the upcoming year.

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(2)
FFO and basic and diluted FFO per stapled unit or common share are measures widely used by analysts and investors in evaluating the operating performance of real estate companies. However, FFO does not have a standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other entities. Granite determines FFO using the definition prescribed by the Real Estate Property Association of Canada ("REALPAC"). For a reconciliation of FFO to net income attributable to stapled unitholders or common shareholders, please refer to the section titled "Reconciliation of Funds from Operations to Net Income Attributable to Stapled Unitholders or Common Shareholders".

(3)
Comparable FFO and basic and diluted comparable FFO per stapled unit or common share excludes $4.2 million of current tax expense associated with net withholding taxes paid in the second quarter of 2013 largely related to the repatriation of prior years' earnings from foreign jurisdictions primarily associated with certain planned internal reorganizations undertaken post real estate investment trust ("REIT") conversion. These withholding taxes were accounted for as a deferred tax expense in prior years, the vast majority of which pertained to periods prior to 2012, and therefore the impact to the current tax expense was offset by the reversal of the prior year deferred tax accrual resulting in no impact to total tax expense. As the net $4.2 million withholding tax payment is a result of a significant repatriation that is not expected to recur at a similar level of magnitude, it has been added to FFO to arrive at a comparable FFO amount to prior periods. For a reconciliation of FFO to comparable FFO, please refer to the section titled "Reconciliation of Funds from Operations to Net Income Attributable to Stapled Unitholders or Common Shareholders".

(4)
At period end.

GRANITE'S COMBINED FINANCIAL RESULTS

Three month period ended September 30, 2013

For the three month period ended September 30, 2013, rental revenue increased by $6.3 million from $44.7 million in the third quarter of 2012 to $51 million in the third quarter of 2013 primarily due to contractual rent adjustments resulting from Consumer Price Index based increases largely in Austria and Canada, the acquisition of four properties in the United States throughout the year and the favourable effects of changes in foreign currency exchange rates.

Granite's net income in the third quarter of 2013 was $9.9 million and decreased from the $65.8 million reported for the third quarter of 2012. Net income decreased primarily due to (i) a $25.1 million fair value loss on investment properties primarily resulting from the reduction in fair value of the Mexican property portfolio and unfavourable changes in leasing assumptions compared with a $50.4 million fair value gain in the prior year period primarily from discount and terminal capitalization rate compression in Canada, Austria and Germany and (ii) $5.7 million in acquisition transaction costs partially offset by (i) a $19.3 million decrease in income tax expense and (ii) a $6.3 million increase in rental revenue.

FFO for the third quarter increased $7.4 million to $36.5 million from $29.1 million in the prior year period primarily due to increased rental revenue of $6.3 million, lower general and administrative expenses of $2 million and lower current tax expense of $1.3 million partially offset by increased property operating costs of $0.7 million as well as higher net interest expense and other financing costs of $0.9 million.

Nine month period ended September 30, 2013

For the nine month period ended September 30, 2013, rental revenue increased by $12.8 million from $135.8 million in the nine months ended September 30, 2012 to $148.6 million in the current year period primarily due to the reasons noted above.

Granite's net income for the nine month period ended September 30, 2013 was $147.7 million compared to $135.3 million for the same period in 2012. Net income increased by $12.4 million primarily due to (i) a decrease in deferred income taxes of $69.1 million which includes the reversal of $41.9 million in Canadian deferred income tax liabilities as a result of converting to a REIT on January 3, 2013; (ii) an increase in rental revenue of $12.8 million and (iii) a $5.1 million gain on settlement of the Meadows holdback. These increases were largely offset by (i) a $70.3 million decrease in fair value gains on investment properties and (ii) $6.5 million in acquisition transaction costs incurred during the nine month period ended September 30, 2013.

Comparable FFO for the nine months ended September 30, 2013 of $106 million, which excludes the current tax expense of $4.2 million associated with the net withholding taxes paid in the second quarter, increased $18.2 million from $87.8 million in the prior year period primarily due to increased rental revenue of $12.8 million, a reduction in general and administrative expense of $1.4 million and lower current income tax

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expense of $7.3 million, largely attributable to the REIT conversion, partially offset by a $0.7 million increase in property operating costs and a $2.1 million increase in net interest expense and other financing costs.

A more detailed discussion of Granite's combined financial results for the three and nine month periods ended September 30, 2013 and 2012 is contained in Granite's Management's Discussion and Analysis of Results of Operations and Financial Position and the unaudited condensed combined financial statements for those periods and the notes thereto, which are available through the internet on Canadian Securities Administrators' Systems for Electronic Document Analysis and Retrieval ("SEDAR") and can be accessed at www.sedar.com and on the United States Securities and Exchange Commission's (the "SEC") Electronic Data Gathering, Analysis and Retrieval System ("EDGAR") which can be accessed at www.sec.gov.

RECONCILIATION OF FUNDS FROM OPERATIONS TO NET INCOME ATTRIBUTABLE TO STAPLED UNITHOLDERS OR COMMON SHAREHOLDERS

	Three months ended September 30,		Nine months ended September 30,
(in thousands, except per unit/share information)	2013	2012	2013	2012
Net income attributable to stapled unitholders or common shareholders	$9,791	$65,824	$147,630	$135,290
Add (deduct):
Fair value losses (gains) on investment properties	25,065	(50,443)	(4,596)	(74,908)
Fair value (gains) losses on financial instruments	(4)	(225)	144	(226)
Gain on Meadows holdback	—	—	(5,143)	—
Acquisition transaction costs	5,702	—	6,495	—
Loss on sale of investment property	—	21	328	21
Deferred income taxes	(3,997)	13,964	(42,831)	27,622
Non-controlling interests relating to the above	(6)	(12)	(212)	(15)

FFO	$36,551	$29,129	$101,815	$87,784
Add: Net withholding tax payment	—	—	4,220	—

Comparable FFO	$36,551	$29,129	$106,035	$87,784

Basic and diluted FFO per stapled unit or common share	$0.78	$0.62	$2.17	$1.87

Basic and diluted comparable FFO per stapled unit or common share	$0.78	$0.62	$2.26	$1.87

Basic number of stapled units or common shares outstanding	46,942	46,824	46,919	46,863

Diluted number of stapled units or common shares outstanding	46,948	46,846	46,938	46,883

CHANGES IN FINANCIAL REPORTING

The Trust adopted IFRS as its basis of reporting effective for the first quarter of 2013. The Trust's reporting under the IFRS accounting framework has had a significant impact on the combined financial statements. IFRS is premised on a conceptual framework similar to United States generally accepted accounting principles; however, significant differences exist in certain areas of recognition, measurement and disclosure. While adoption of IFRS has not had an impact on the Trust's reported net cash flows, there have been material impacts on the combined balance sheets and statements of income, which are discussed further in the Trust's Management's Discussion and Analysis of Results of Operations and Financial Position and the unaudited interim financial statements for the three and nine month periods ended September 30, 2013 and 2012. In particular, Granite's balance sheets reflect the revaluation of all of its investment properties to fair value.

CONFERENCE CALL

Granite will hold a conference call on Thursday, November 7, 2013 at 8:30 a.m. Eastern time. The number to use for this call is 1-800-741-3792. Overseas callers should use +1-416-981-9035. Please call in at least

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10 minutes prior to start time. The conference call will be chaired by Tom Heslip, Chief Executive Officer. For anyone unable to listen to the scheduled call, the rebroadcast numbers will be: North America — 1-800-558-5253 and Overseas — +1-416-626-4100 (enter reservation number 21681193) and will be available until Monday, November 18, 2013.

ABOUT GRANITE

Granite is a Canadian-based REIT engaged in the ownership and management of predominantly industrial properties in North America and Europe. Granite owns approximately 32 million square feet in over 100 rental income properties. Our tenant base currently includes Magna International Inc. and its operating subsidiaries as our largest tenants, together with tenants from other industries.

For further information, please contact Tom Heslip, Chief Executive Officer, at 647-925-7539 or Michael Forsayeth, Chief Financial Officer, at 647-925-7600.

OTHER INFORMATION

Additional property statistics have been posted to our website at http://www.granitereit.com/propertystatistics/view-property-statistics. Copies of financial data and other publicly filed documents are available through the internet on SEDAR which can be accessed at www.sedar.com and on EDGAR which can be accessed at www.sec.gov.

FORWARD-LOOKING STATEMENTS

This press release may contain statements that, to the extent they are not recitations of historical fact, constitute "forward-looking statements" or "forward-looking information" within the meaning of applicable securities legislation, including the United States Securities Act of 1933, as amended and the United States Securities Exchange Act of 1934, as amended, and applicable Canadian securities legislation. Forward-looking statements and forward-looking information may include, among others, statements regarding the Trust's future plans, goals, strategies, intentions, beliefs, estimates, costs, objectives, capital structure, cost of capital, tenant base, tax consequences, economic performance or expectations, or the assumptions underlying any of the foregoing. Words such as "may", "would", "could", "will", "likely", "expect", "anticipate", "believe", "intend", "plan", "forecast", "project", "estimate", "seek" and similar expressions are used to identify forward-looking statements and forward-looking information. Forward-looking statements and forward-looking information should not be read as guarantees of future events, performance or results and will not necessarily be accurate indications of whether or the times at or by which such future performance will be achieved. Undue reliance should not be placed on such statements. In particular, Granite cautions that there can be no assurance that the anticipated reduction in cash income taxes payable following the REIT conversion will be realized. Forward-looking statements and forward-looking information are based on information available at the time and/or management's good faith assumptions and analyses made in light of our perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate in the circumstances, and are subject to known and unknown risks, uncertainties and other unpredictable factors, many of which are beyond the Trust's control, that could cause actual events or results to differ materially from such forward-looking statements and forward-looking information. Important factors that could cause such differences include, but are not limited to, the risk of changes to tax or other laws that may adversely affect the REIT; the ability to realize the anticipated reduction in cash income taxes payable following the REIT conversion and the risks set forth in the "Risk Factors" section in Granite's Annual Information Form for 2012, filed on SEDAR at www.sedar.com and attached as Exhibit 1 to the Trust's Annual Report on Form 40-F for the year ended December 31, 2012, filed with the SEC and available online on EDGAR at www.sec.gov, all of which investors are strongly advised to review. The "Risk Factors" section also contains information about the material factors or assumptions underlying such forward-looking statements and forward-looking information. Forward-looking statements and forward-looking information speak only as of the date the statements were made and unless otherwise required by applicable securities laws, the Trust expressly disclaims any intention and undertakes no obligation to update or revise any forward-looking statements and forward-looking information contained in this press release to reflect subsequent information, events or circumstances or otherwise.

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Management's Discussion and Analysis of Results of Operations and Financial Position

For the three and nine month periods ended September 30, 2013

Management's Discussion and Analysis of Results of Operations and Financial Position ("MD&A") of Granite Real Estate Investment Trust ("Granite REIT") and Granite REIT Inc. (collectively "Granite" or the "Trust") summarizes the significant factors affecting the combined operating results, financial condition, liquidity and cash flows of the Trust for the three and nine month periods ended September 30, 2013. Unless otherwise noted, all amounts are in Canadian dollars ("Cdn. dollars") and all tabular amounts are in millions of Cdn. dollars. This MD&A should be read in conjunction with the accompanying unaudited condensed combined financial statements for the three and nine month periods ended September 30, 2013 and the audited consolidated financial statements for the year ended December 31, 2012. This MD&A is prepared as at November 6, 2013. Additional information relating to Granite, including the Annual Information Form ("AIF") for fiscal 2012 can be obtained from the Trust's website at www.granitereit.com, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Effective January 1, 2013, Granite adopted International Financial Reporting Standards ("IFRS") as the basis of financial reporting commencing with our interim financial statements for the three month period ended March 31, 2013 and using January 1, 2012 as our transition date. Accordingly, financial data provided in this MD&A for the three and nine month periods ended September 30, 2013 has been prepared in accordance with IFRS. Fiscal 2012 comparative results have also been reported under IFRS.

In this MD&A, unless otherwise specified or the context otherwise indicates, "Granite", the "Trust", "we", "us" and "our" refer to Granite REIT and Granite REIT Inc. combined and their subsidiaries, for periods subsequent to January 3, 2013 and to Granite Real Estate Inc. and its subsidiaries, as predecessor entities, for periods on or prior to January 3, 2013.

OVERVIEW

Granite is a Canadian-based real estate investment trust ("REIT") engaged in the ownership and management of predominantly industrial properties in North America and Europe. Granite owns approximately 32 million square feet in over 100 rental income properties. Our tenant base currently includes Magna International Inc. and its operating subsidiaries (together "Magna") as our largest tenant, together with tenants from other industries.

Granite's investment properties consist of income-producing properties, properties and land under development as well as land held for development (see "RENTAL PORTFOLIO — Investment Properties"). Our income-producing properties consist of light industrial properties, heavy industrial manufacturing facilities, corporate offices, warehouse and logistics, product development and engineering centres and test facilities in 10 countries: Canada, the United States, Mexico, Austria, Germany, the Netherlands, the Czech Republic, the United Kingdom, Spain and Poland. The lease payments are primarily denominated in three currencies: the Cdn. dollar, the U.S. dollar and the euro.

SIGNIFICANT MATTERS

Acquisitions

The Trust completed the following acquisitions during or subsequent to the nine months ended September 30, 2013:

On February 13, 2013, the Trust acquired a 90% interest in two income-producing multipurpose industrial properties located in Logan, New Jersey and Savannah, Georgia for approximately $36.6 million. The acquisition was funded through a combination of cash of $14.8 million, which was substantially sourced from Granite's credit facility, and first mortgage debt of $21.4 million representing Granite's proportionate share of the total first mortgage debt on the two properties. The purchase price includes a future contingent consideration payment estimated at $0.4 million which is expected to be settled in cash on or about

Granite REIT      2013    5

February 13, 2018. The remaining 10% interest is owned by Dermody Properties LLC. The annualized lease payments for the two properties are $3.2 million at September 30, 2013 (see "RENTAL PORTFOLIO — Annualized Lease Payments").

On April 15, 2013, the Trust acquired a 90% interest in development lands located in Bethel Township, Berks County, Pennsylvania for approximately $8.9 million. The purchase price includes $7.2 million paid in cash and a future contingent consideration payment estimated at $1.7 million which is expected to be settled in cash on or about April 15, 2018. The lands, consisting of approximately 89 acres, are located within a high quality new business park and are fully improved, entitled and zoned for 0.8 million square feet of industrial, warehouse and distribution use. It is anticipated that the lands will be developed by Granite and its partner, Dermody Properties LLC, once a suitable tenant is found to occupy the premises.

On May 8, 2013, the Trust acquired a 90% interest in a 35.9 acre land site located in Shepherdsville, Kentucky for approximately $7.3 million. The purchase price includes $6.1 million paid in cash, which was funded using Granite's credit facility and a future contingent consideration payment estimated at $1.2 million which is expected to be settled in cash on or about May 8, 2018. The site is being developed into a 0.6 million square foot multipurpose facility on a speculative basis at an estimated all-in cost (including land and building) of approximately U.S. $26.8 million, excluding transaction costs. Equity ownership in the project is through a development joint venture between the Trust (90%) and Dermody Properties LLC (10%).

On May 10, 2013, the Trust acquired a 95% interest in a 0.3 million square foot income-producing multipurpose industrial property located in Portland, Oregon for approximately $21.1 million. The acquisition was funded through a combination of cash of $8.7 million, which was drawn from Granite's credit facility, and first mortgage debt of $12.1 million representing Granite's proportionate share of the total first mortgage debt on the property. The purchase price includes a future contingent consideration payment estimated at $0.3 million which is expected to be settled in cash on or about May 10, 2018. The remaining 5% interest is owned by Dermody Properties LLC. The annualized lease payments for this acquisition are $1.6 million at September 30, 2013.

On August 9, 2013, the Trust purchased a 0.6 million square foot logistics-distribution facility in West Chester, Ohio at a purchase price of $21.5 million. The acquisition was funded through a combination of a draw from the Granite's credit facility and cash on hand. The property was purchased from Fifth & Pacific Companies, Inc. who will continue to occupy the premises and has entered into a lease for an initial term of 10 years. The 42 acre site is well located in an established business park and was initially developed in 2001 as a build-to-suit logistics facility for the tenant. The property includes 11 acres of expansion/development land. The annualized lease payment for this property is $1.7 million at September 30, 2013.

On August 7, 2013, the Trust paid deposits totalling $8.9 million (euro 6.5 million) for the acquisition of a European portfolio consisting of 2.5 million square feet in four properties located in Germany and three properties located in the Netherlands. The Trust acquired six of the properties on October 16, 2013 and the remaining property was acquired on November 1, 2013. The aggregate purchase price of euro 129 million, excluding acquisition costs, was primarily funded using proceeds from the issuance of debentures (see "SIGNIFICANT MATTERS — Series 1 Senior Debentures"). The annualized lease payments for the German and Netherlands portfolios are $15.7 million at September 30, 2013. The annualized lease payments for the Netherlands portfolio include recoveries for certain property operating costs such as property taxes and insurance.

On September 30, 2013, the Trust entered into a purchase and sale agreement to acquire a 0.1 million square foot logistics-distribution facility in Germany for euro 6.7 million, excluding acquisition costs. The acquisition is expected to be funded with proceeds from the issuance of debentures (see "SIGNIFICANT MATTERS — Series 1 Senior Debentures") and is expected to close late November 2013.

Series 1 Senior Debentures

On October 2, 2013, Granite REIT Holdings Limited Partnership, a wholly owned subsidiary of Granite, issued at par $200 million of 4.613% Series 1 senior debentures ("2018 Debentures") due October 2, 2018. Interest on the 2018 Debentures is payable semi-annually in arrears on April 2 and October 2 of each year,

6    Granite REIT      2013

commencing on April 2, 2014. The 2018 Debentures rank equally with all of the Trust's existing and future unsubordinated and unsecured indebtedness and are guaranteed by Granite and certain of its subsidiaries.

On October 7, 2013, the Trust entered into a cross currency interest rate swap to exchange the $200 million proceeds and 4.613% interest payments from the 2018 Debentures to euro 142 million at 3.56%. Under the terms of the swap, the Trust will repay the principal proceeds received of euro 142 million for $200 million on October 2, 2018. The proceeds from the 2018 Debentures and corresponding cross currency interest rate swap were used to finance acquisitions and repay euro 7 million drawn on the Trust's revolving credit facility.

Completion of REIT Conversion

Effective January 3, 2013, Granite completed its conversion from a corporate structure to a stapled unit REIT structure.

The conversion to a REIT was implemented pursuant to a court approved plan of arrangement under the Business Corporations Act (Quebec). Under the plan of arrangement, all of the common shares of Granite Real Estate Inc. were exchanged, on a one-for-one basis, for stapled units, each of which consists of one unit of Granite REIT and one common share of Granite REIT Inc. Effective January 4, 2013, the stapled units started trading on the Toronto Stock Exchange under the symbol "GRT.UN" and on the New York Stock Exchange under the symbol "GRP.U". Granite REIT and Granite REIT Inc. are reporting issuers under Canadian provincial and territorial securities laws and file reports with the United States Securities & Exchange Commission (the "SEC") under U.S. securities laws and, through Granite REIT Holdings Limited Partnership and its subsidiaries, are carrying on the business previously conducted by Granite Real Estate Inc. The assets, liabilities and operations of the new combined stapled unit structure are comprised of all the assets, liabilities and operations of Granite Real Estate Inc.

Transition to International Financial Reporting Standards

The Trust adopted IFRS as its basis of financial reporting effective for the first quarter of 2013. The Trust's reporting under the IFRS accounting framework has had a significant impact on the combined financial statements. IFRS is premised on a conceptual framework similar to United States generally accepted accounting principles ("U.S. GAAP"); however, significant differences exist in certain areas of recognition, measurement and disclosure. While adoption of IFRS has not had an impact on the Trust's reported net cash flows, there have been material impacts on the combined balance sheets and statements of income, which are discussed further in "TRANSITION TO IFRS — KEY CHANGES". In particular, Granite's balance sheets reflect the revaluation of all of its investment properties to fair value.

FOREIGN CURRENCIES

Fluctuations in the Cdn. dollar's value relative to other currencies will result in fluctuations in the reported Cdn. dollar value of revenues, expenses, income, cash flows, assets and liabilities. At September 30, 2013, approximately 68% of Granite's rental revenues are denominated in currencies other than the Cdn. dollar (see "RENTAL PORTFOLIO — Annualized Lease Payments"). As such, material changes in the value of the Cdn. dollar relative to these foreign currencies (primarily the euro and U.S. dollar) may have a significant impact on the financial results.

The following table reflects the changes in the average exchange rates during the three and nine month periods ended September 30, 2013 and 2012, as well as the exchange rates as at September 30, 2013,

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June 30, 2013 and December 31, 2012, between the most common currencies in which the Trust conducts business and the Cdn. dollar.

	Average Exchange Rates
	Three Months Ended September 30,			Nine Months Ended September 30,
	2013	2012	Change	2013	2012	Change
1 U.S. dollar equals Cdn. dollars	1.038	0.995	4%	1.024	1.002	2%
1 euro equals Cdn. dollars	1.376	1.245	11%	1.349	1.285	5%

	Exchange Rates as at
	September 30, 2013	June 30, 2013	Change from June 30, 2013		December 31, 2012	Change from December 31, 2012
1 U.S. dollar equals Cdn. dollars	1.029	1.051	(2%	)	0.995	3%
1 euro equals Cdn. dollars	1.392	1.368	2%		1.312	6%

The results of operations and financial position of all U.S. and most European operations are translated into Cdn. dollars using the exchange rates shown in the preceding table. The changes in these foreign exchange rates impacted the reported Cdn. dollar amounts of the Trust's revenues, expenses, income, assets and liabilities. From time to time, Granite may enter into derivative financial arrangements for currency hedging purposes, but the Trust's policy is not to utilize such arrangements for speculative purposes. Throughout this MD&A, reference is made, where significant, to the impact of foreign exchange fluctuations on reported Cdn. dollar amounts.

RENTAL PORTFOLIO

Annualized Lease Payments1

Annualized lease payments represent Granite's total annual rent assuming the contractual lease payments as at the last day of the reporting period were in place for an entire year or less than a year if non-renewal or termination notices have been provided. Accordingly, any revenue changes from future contractual rent adjustments, renewal and re-leasing activities or expansion and improvement projects to be completed are not reflected in annualized lease payments as at September 30, 2013. In addition, rents denominated in foreign currencies are converted to Cdn. dollars based on exchange rates in effect at the last day of the

1
Annualized lease payments does not have a standardized meaning under IFRS and may not be comparable to similar measures reported by other entities. Granite considers annualized lease payments to be a useful indicator of rental revenue (excluding tenant recoveries) anticipated in the upcoming year.

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reporting period (see "FOREIGN CURRENCIES"). Granite's annualized lease payments as at September 30, 2013 including the change from June 30, 2013 and December 31, 2012 are as follows:

	Three Months Ended September 30, 2013	Nine Months Ended September 30, 2013
Annualized lease payments, beginning of period	$198.8	$185.2
Contractual rent adjustments	0.9	6.7
Acquisitions	1.7	6.5
Completed projects on-stream	1.3	2.4
Vacancies	(1.9)	(6.1)
Renewals	(1.5)	(1.5)
Effect of changes in foreign currency exchange rates	0.3	6.4

Annualized lease payments, as at September 30, 2013	$199.6	$199.6

During the third quarter of 2013, annualized lease payments increased by $0.8 million from $198.8 million at June 30, 2013 to $199.6 million at September 30, 2013. Contractual rent adjustments increased annualized lease payments by $0.9 million including $0.5 million from fixed contractual adjustments on properties representing 1.9 million square feet of leaseable area primarily in the United States and Mexico and $0.4 million from Consumer Price Index ("CPI") based increases on properties representing 2.2 million square feet of leaseable area in Canada, Austria, Germany and the Czech Republic. The acquisition of a property in the United States, representing 0.6 million square feet of leaseable area, increased annualized lease payments by $1.7 million (see "SIGNIFICANT MATTERS — Acquisitions") and the completion of an improvement project in Canada increased annualized lease payments by $1.3 million. Movements in foreign exchange rates resulted in a net increase in annualized lease payments of $0.3 million; an increase of $1.4 million due to the strengthening of the euro against the Cdn. dollar was partially offset by a decrease of $1.1 million due to the weakening of the U.S. dollar against the Cdn. dollar. These increases in annualized lease payments were partially offset by a decrease of $1.9 million due to vacancies; $1.5 million of which reflects the impact of upcoming vacancies of 0.9 million square feet of leaseable area in Austria, Germany and the United States by three Magna tenants (see "LEASING ACTIVITY") and $0.4 million due to a non-Magna tenant vacating a 0.1 million square foot property in Canada during the third quarter of 2013. Annualized lease payments were also negatively impacted by $1.5 million due to the renewal of five leases representing 0.9 million square feet of leaseable area in Austria, Canada and Mexico at market rates which were lower than the expiring lease rates.

On a year to date basis, annualized lease payments increased by $14.4 million from $185.2 million at December 31, 2012 to $199.6 million at September 30, 2013. Contractual rent adjustments increased annualized payments by $6.7 million including CPI based increases totaling $6.1 million on properties representing 17 million square feet of leaseable area in North America and Europe and $0.6 million from fixed contractual adjustments on properties representing 1.9 million of leaseable area in Canada, the United States and Mexico. The acquisition of four properties in the United States, representing 1.6 million square feet of leaseable area, increased annualized lease payments by $6.5 million (see "SIGNIFICANT MATTERS — Acquisitions"). The completion of expansion and improvement projects in Germany, Canada, the Czech Republic and the United States, which added 0.4 million square feet of leaseable area, increased lease payments by $2.4 million. Movements in foreign exchange rates resulted in an increase in annualized lease payments of $6.4 million as a result of an increase of $4.8 million due to the strengthening of the euro against the Cdn. dollar and an increase of $1.6 million due to the strengthening of the U.S. dollar against the Cdn. dollar. These increases in annualized lease payments were largely offset by a decrease of $6.1 million related to vacancies which includes (i) $1.7 million due to the non-renewal of leases for 0.4 million square feet of leaseable area in the United States, (ii) $4.0 million which reflects the impact of upcoming vacancies of 0.9 million square feet of leaseable area in the United States, Austria and Germany by three Magna tenants (see "LEASING ACTIVITY") and (iii) $0.4 million due to the previously noted vacancy in Canada. Annualized lease payments for the nine months ended September 30, 2013 were also negatively impacted by $1.5 million due to lease renewals which occurred in the third quarter of 2013 as previously noted.

Granite REIT      2013    9

The annualized lease payments by currency at September 30, 2013 and December 31, 2012 were as follows:

	September 30, 2013		December 31, 2012
Cdn. dollar	$63.4	32%	$61.9	33%
U.S. dollar	53.0	26	46.0	25
Euro	82.0	41	76.1	41
Other	1.2	1	1.2	1

	$199.6	100%	$185.2	100%

Leasing Costs and Lease Incentives

Direct leasing costs include broker commissions incurred in negotiating and arranging tenant leases. Lease incentives include the cost of leasehold improvements to tenant spaces or cash allowances provided to tenants for incurred leasehold improvement costs. For the three and nine months ended September 30, 2013, the Trust incurred leasing costs and lease incentives of $0.5 million and $0.6 million respectively.

Lease Expiration

As at September 30, 2013, Granite's portfolio had a weighted average lease term by square footage of 4.6 years with lease expiries by square footage set out in the table below.

(in thousands)	Vacant	2013	2014	2015	2016	2017	2018	2019 & Beyond	Total
Canada	260	790	—	631	368	3,583	1,243	951	7,826
U.S.	430	562	123	316	365	643	903	3,890	7,232
Mexico	143	514	—	68	—	1,097	75	507	2,404
Austria	—	80	—	81	299	5,702	1,496	379	8,037
Germany	—	1,607	—	—	29	—	379	1,422	3,437
Other	283	—	75	—	—	33	90	254	735

Total	1,116	3,553	198	1,096	1,061	11,058	4,186	7,403	29,671

Investment Properties

Granite's investment properties consist of income-producing properties, properties and land under development and land held for development. The fair values of the investment properties are as follows:

	September 30, 2013	December 31, 2012
Income-producing properties	$2,099.2	$1,941.9
Properties and land under development	13.1	1.8
Land held for development	7.9	—

Investment properties	$2,120.2	$1,943.7

During the nine month period ended September 30, 2013, investment properties increased by $176.5 million primarily as a result of (i) an increase of $100.4 million due to the acquisition of six properties in the United States, (ii) an increase of $65.2 million due to foreign exchange movements which included $15.2 million from the strengthening of the U.S. dollar against the Cdn. dollar and $50 million from the strengthening of the euro against the Cdn. dollar, (iii) capital expenditures totalling $18.3 million and (iv) net fair value gains of $4.6 million which resulted from changes described below. Partially offsetting these increases was the disposal of a 0.1 million square foot income-producing property for proceeds of $10.6 million in the second quarter of 2013.

10    Granite REIT      2013

During the nine month period ended September 30, 2013, net fair value gains totalled $4.6 million and consisted of $13.7 million relating to (i) discount and terminal capitalization rate compression in Canada and the United States and (ii) changes in leasing assumptions and to the amount or timing of cash flows. These net fair value gains were largely offset by a net fair value loss of $9.1 million attributed to the Mexican property portfolio. During the third quarter of 2013, Granite entered into a non-binding letter of intent (the "LOI") for the sale to Magna of Granite's portfolio of Mexican properties currently leased to Magna and representing an aggregate of approximately 2.4 million square feet. The LOI provided for a purchase price of U.S. $105 million. This information, together with management's reassessment of the Mexican real estate market for industrial properties using current market data and assumptions, resulted in the recording of a fair value loss in net income.

Income-Producing Properties:

At September 30, 2013, Granite had over 100 income-producing properties representing approximately 30 million square feet of rentable space. The income-producing properties comprise predominantly industrial buildings strategically located and leased primarily by Magna to provide automotive parts and modules to the world's manufacturers of cars and light trucks for their assembly plants throughout North America and Europe. The portfolio also includes some office buildings that comprise 3% of the total square footage of the income-producing properties.

At September 30, 2013, Granite had six active improvement projects such as roof and pavement replacements at its income-producing properties. The total estimated cost of these improvement projects is approximately $4.4 million of which $1.2 million had been spent at September 30, 2013. The remaining cost of the projects is expected to be funded from cash from operations during the remainder of the year.

The fair value of the income-producing portfolio by country as at September 30, 2013 and December 31, 2012 was as follows:

	September 30, 2013		December 31, 2012
	Fair Value	Percent of Total	Fair Value	Percent of Total
Canada	$714.5	34%	$707.5	36%
Austria	651.4	31	604.0	31
U.S.	412.0	20	307.3	16
Germany	178.6	8	173.5	9
Mexico	108.0	5	113.0	6
Other countries	34.7	2	36.6	2

	$2,099.2	100%	$1,941.9	100%

Fair values were primarily determined by discounting the expected future cash flows, generally over a term of 10 years, including a terminal value based on the application of a capitalization rate to estimated year 11 cash flows. In accordance with its policy, the Trust measures its income-producing properties and properties under development using valuations prepared by management. The Trust does not measure its investment properties based on valuations prepared by external appraisers but considers the results of such appraisals in arriving at its own conclusions on values. The key valuation metrics for Granite's investment properties are summarized in note 5 to the unaudited condensed combined financial statements for the three and nine month periods ended September 30, 2013.

Properties and Land Under Development

At September 30, 2013, the Trust had two properties under development. The total estimated cost of these projects is approximately $25.2 million, which includes:

  a)
  In May 2013, the Trust acquired a 35.9 acre site located at Settlers Point Business Park in Shepherdsville, Kentucky (see "SIGNIFICANT MATTERS — Acquisitions"). The site will include a 0.6 million square foot multipurpose facility with an estimated cost of construction of approximately

Granite REIT      2013    11

    $21.2 million, of which $2 million had been spent at September 30, 2013. The development is expected to be completed in the second quarter of 2014. On July 25, 2013, the Trust entered into a construction loan for U.S. $17 million relating to this project (see "LIQUIDITY AND CAPITAL RESOURCES — Bank and Debentures Financing"); and

  b)
  In May 2013, Granite commenced a $4 million renovation on a 0.1 million square foot vacant property, of which $3.2 million had been spent at September 30, 2013. The project was completed in October 2013.

Land Held For Development

In April 2013, Granite acquired an 89.2 acre site located in Bethel Township, Pennsylvania (see "SIGNIFICANT MATTERS — Acquisitions") which is being held for future development.

BUSINESS AND OPERATIONS OF MAGNA, OUR LARGEST TENANT

At September 30, 2013, Magna is the tenant at 85 of Granite's income-producing properties and is a diversified global automotive supplier. Magna designs, develops and manufactures technologically advanced automotive systems, assemblies, modules and components, and engineers and assembles complete vehicles, primarily for sale to original equipment manufacturers of cars and light trucks. Magna's product capabilities span a number of major automotive areas, including interior systems, seating systems, closure systems, body and chassis systems, vision systems, electronic systems, exterior systems, powertrain systems, roof systems, hybrid electric vehicles/systems and complete vehicle engineering and assembly.

Granite's relationship with Magna is an arm's length landlord and tenant relationship governed by the terms of Granite's leases with Magna. The terms of the lease arrangements with Magna generally provide for the following:

•
obligation of Magna to pay for costs of occupancy, including operating costs, property taxes and maintenance and repair costs;

•
rent escalations based on either fixed-rate steps or inflation;

•
renewal options tied to market rental rates or inflation;

•
environmental indemnities from the tenant; and

•
right of first refusal in favour of Magna on the sale of a property.

Renewal terms, rates and conditions are typically set out in our leases with Magna and form the basis for tenancies that continue beyond the expiries of the initial lease terms.

Magna And The Automotive Industry

According to its public disclosure, Magna's success is primarily dependent upon the levels of North American and European car and light truck production by Magna's customers and the relative amount of content Magna has in the various programs. The challenges of the automotive industry, and other factors, have resulted in Magna seeking to take advantage of lower operating cost countries and consolidating, moving, closing and/or selling operating facilities to align its capacity utilization and manufacturing footprint with vehicle production and consumer demand. Granite management expects Magna to continuously seek to optimize its global manufacturing footprint and consequently, Magna may not renew leases for facilities currently under lease at the end of their expiries.

LEASING ACTIVITY

At the beginning of the 2013 fiscal year, there were 28 leases expiring including two leases associated with properties acquired during the year. These lease expiries represent 5.1 million square feet and annual lease payments of $19.8 million, or 10% of Granite's annualized lease payments at September 30, 2013. Thirteen of the expiring leases, representing 2.2 million square feet and annual lease payments of $9.9 million at September 30, 2013 have been renewed to date. Based on notices received to date, lease expiries relating to

12    Granite REIT      2013

six properties tenanted by Magna have not or will not be renewed. Negotiations on the remaining nine leases are in progress and are expected to continue through the remainder of the year.

The six properties referred to above that have or will be vacated have a total square footage of 1.1 million. In addition, a Magna tenant with an early termination clause in its lease and a non-Magna tenant, who both occupied 0.1 million square foot properties, vacated their respective premises in the third quarter of 2013. Approximately half of these premises, based on square footage, were in the United States, with the balance in Germany and Austria. Annualized lease payments associated with these leases have been calculated based on the rents to be earned over the remaining lease term (see "RENTAL PORTFOLIO — Annualized Lease Payments"). The resulting decrease to annualized lease payments related to the current and upcoming vacancies is $6.1 million in the nine month period ended September 30, 2013.

The Trust is actively marketing its vacant or soon to be vacant properties for sale and/or lease. A 0.6 million square foot property in Germany has been leased to a third party for a three year term beginning December 2013 with annualized lease payments of $1 million. One property in the United States is under a sale agreement which is subject to customary closing conditions. A property under development representing 0.1 million square feet that was previously vacant has been leased to a non-Magna tenant for 10 years. Renovations were completed in October 2013 and the tenant has taken possession of the property.

During the nine months ended September 30, 2013, the lease expiry on a property leased to Magna in Germany was extended in conjunction with an expansion project undertaken at the property. On November 1, 2013, the Trust announced the extension of a lease, on a property leased to Magna in Austria from December 31, 2017 to December 31, 2022, in conjunction with an upcoming expansion project.

RESULTS OF OPERATIONS FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2013

Highlights

	Three Months Ended September 30,
(in millions, except per unit/share information)	2013	2012	Change
Rental revenue	$51.0	$44.7	14%
Income before fair value changes, acquisition transaction costs, gain on Meadows holdback, loss on sale of investment property and income taxes(i)	38.3	32.1	19%
Net income attributable to stapled unitholders or common shareholders	9.8	65.8	(85%	)
Funds from Operations ("FFO")(ii)	36.6	29.1	25%
Diluted FFO per stapled unit or share(ii)	$0.78	$0.62	26%

(i)
Income before fair value changes, acquisition transaction costs, gain on the Meadows holdback, loss on sale of investment property and income taxes is an additional IFRS measure and is referenced as such in the unaudited condensed combined statements of income for the three and nine month periods ended September 30, 2013. Granite considers income before fair value changes, acquisition transaction costs, gain on Meadows holdback, loss on sale of investment property and income taxes to be a useful measure to evaluate operating performance. This is not a standardized measure under IFRS and accordingly may not be comparable to similar measures reported by other entities.

(ii)
FFO and diluted FFO per stapled unit or share do not have a standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other entities. See "Results of Operations for the Three Months Ended September 30, 2013 — Funds from Operations".

Granite REIT      2013    13

Rental Revenue

Rental revenue for the three month period ended September 30, 2013 increased $6.3 million to $51 million from $44.7 million in the prior year period. The change in rental revenue is discussed below:

Rental revenue, three months ended September 30, 2012	$44.7
Contractual rent adjustments	1.7
Completed projects on-stream	1.0
Acquisitions	1.8
Renewals and re-leasing of income-producing properties	(0.4)
Vacancies of income-producing properties	(0.4)
Effect of changes in foreign currency exchange rates	2.4
Other, including straight-line adjustments to rental revenue	0.2

Rental revenue, three months ended September 30, 2013	$51.0

The $1.7 million increase in revenue from contractual rent adjustments includes (i) $0.4 million from annual CPI based increases implemented in 2013 on properties representing 7.5 million square feet of leaseable area, (ii) $1.2 million from cumulative CPI based increases (being increases that occur every five years or once a specified cumulative increase in CPI has occurred) implemented in 2012 and 2013 on properties representing 11.3 million square feet of leaseable area, and (iii) $0.1 million from fixed contract adjustments on properties representing 2.2 million square feet of leaseable area.

Completed projects on-stream contributed $1.0 million to rental revenue for the three month period ended September 30, 2013 primarily from the completion of five Magna expansion or improvement projects in Germany, the Czech Republic and the United States in 2012 and 2013, which added a combined 0.6 million square feet of leaseable area and the completion of an improvement project for a non-Magna tenant in Canada in 2013.

The acquisition of four income-producing properties in 2013, representing 1.6 million square feet of leaseable area, contributed $1.8 million to rental revenue for the three month period ended September 30, 2013 (see "SIGNIFICANT MATTERS — Acquisitions").

Renewals and re-leasing had a $0.4 million negative impact on revenues compared to the prior year period. This decrease was primarily due to the renewal of six leases representing 1.2 million square feet of leaseable area in Canada, the United States, Mexico and Austria, which were negotiated at rental rates lower than the expiring lease rates.

Rental revenue for the three month period ended September 30, 2013 was also negatively impacted by $0.4 million due to a non-Magna tenant vacating a 0.3 million square foot facility in the United Kingdom and the non-renewal of three expired leases representing 0.3 million square feet of leaseable area in the United States.

Foreign exchange had a $2.4 million positive impact on reported rental revenue as the weakening of the Cdn. dollar against the euro and U.S. dollar dominated rents resulted in an increase in rental revenue of $1.9 million and $0.5 million, respectively.

Property Operating Costs

Property operating costs, which include real estate taxes, utilities, insurance, repairs and maintenance, legal and other property-related expenses, were $1.5 million for the three month period ended September 30, 2013 in comparison to $0.8 million in the prior year period. The $0.7 million increase is primarily due to an increase in property costs recoverable from tenants, which are attributable to three of the properties acquired during 2013.

14    Granite REIT      2013

General and Administrative Expenses

General and administrative expenses for the three month periods ended September 30, 2013 and 2012 were $5.9 million and $7.9 million respectively. The $2 million decrease is primarily due to a $2.2 million decrease in advisory costs associated with the REIT conversion and related internal reorganizations, partially offset by $0.6 million in higher compensation expense.

Depreciation and Amortization

Depreciation and amortization expense is related to the amortization of fixed assets relating to our offices in Toronto, Canada and Vienna, Austria.

Interest Expense and Other Financing Costs, Net

Net interest expense and other financing costs were $4.7 million in the three month period ended September 30, 2013 compared to $3.8 million in the prior year period. The increase of $0.9 million is primarily related to $0.6 million of additional interest costs for the outstanding mortgage debts and draws on the revolving credit facility associated with the acquisitions that occurred in 2013 and lower capitalized interest and interest income of $0.3 million.

Foreign Exchange Losses (Gains), Net

Granite recognized net foreign exchange losses of $0.4 million in the three month period ended September 30, 2013 compared to net foreign exchange gains of less than $0.1 million in the prior year period. The net foreign exchange losses in the third quarter of 2013 primarily consist of net realized losses on derivative financial instruments such as foreign exchange contracts. The net foreign exchange gains in the three month period ended September 30, 2012, are primarily due to a $0.4 million net realized gain on derivative financial instruments such as foreign exchange forward contracts, partially offset by $0.3 million of net foreign exchange losses on the re-measurement of certain assets and liabilities of Granite and its subsidiaries that are denominated in U.S. dollars and euros (see note 19 to the condensed combined financial statements for the three and nine month periods ended September 30, 2013).

Fair Value Gains on Investment Properties, Net

Net fair value losses on investment properties were $25.1 million in the three month period ended September 30, 2013 compared to fair value gains of $50.4 million in the prior year period. The fair value losses in the third quarter of 2013 included a $15.6 million reduction in the fair value of the Mexican investment property portfolio (see "RENTAL PORTFOLIO — Investment Properties") and an $8.5 million valuation loss attributable to changes in assumptions resulting from recent renewals primarily in Canada and Germany. There were no significant changes to discount or terminal capitalization rates in the third quarter of 2013. The fair value gains in the third quarter of 2012 relate primarily to compression in discount and terminal capitalization rates in Canada, Austria and Germany. The fair value of investment properties for these jurisdictions at June 30, 2012 and September 30, 2012 represent a weighted average terminal capitalization rate (defined as terminal capitalization rate weighted on investment property fair value) of 8.28% and 8.02%, respectively, and a weighted average discount rate (defined as discount rate weighted on investment property fair value) of 8.26% and 8.01%, respectively.

Fair Value Gains (Losses) on Financial Instruments

Granite recognized net fair value gains on financial instruments of less than $0.1 million in the three month period ended September 30, 2013 compared to net fair value gains of $0.2 million in the prior year period. Net fair value gains for the third quarter of 2013 include $0.1 million of fair value gains recognized with respect to foreign exchange forward contracts outstanding at the end of the period partially offset by $0.1 million of losses related to interest rate caps associated with the mortgages payable. For the three month period ended September 30, 2012, the net fair value gains were related to foreign exchange forward contracts outstanding at the end of the period (see note 19 to the condensed combined financial statements for the three and nine month periods ended September 30, 2013).

Granite REIT      2013    15

Acquisition Transaction Costs

In the third quarter of 2013, Granite incurred $5.7 million in acquisition transaction costs. These costs included $5.4 million of primarily land transfer taxes related to the acquisitions of income-producing properties that were completed subsequent to September 30, 2013 and $0.2 million of primarily advisory costs related to the acquisition of the income-producing property in West Chester, Ohio that was accounted for as a business combination (see "SIGNIFICANT MATTERS — Acquisitions").

Income Tax Expense (Recovery)

Income tax recovery for the third quarter of 2013 was $2.4 million. This includes a deferred tax recovery of $3.6 million that relates to the net changes in the fair values of investment properties, foreign operations, and Canadian corporate entities subject to tax, the recognition of previously unrecognized tax benefits of approximately $0.4 million in Canada, and a net current tax expense of $1.6 million which related to foreign operations.

The combined current and deferred income effective tax rate for the third quarter of 2013 is a recovery of 31.4% compared to an expense of 20.5% in the third quarter of 2012. The effective tax rate for the three months ended September 30, 2013 is lower than the prior year period primarily due to the REIT conversion, which results in a significantly lower income tax expense in Canada and no current income tax being recorded in the United States.

The Trust is structured with the objective of optimizing after-tax distributions it receives from its various subsidiary entities. Income tax related legislative changes, including withholding taxes, may affect the level of distributions made to the Trust by its subsidiary entities and may impact the level of taxable income earned by the Trust and the source of income distributed by the Trust.

Net Income

Net income was $9.9 million in the three month period ended September 30, 2013 in comparison to $65.8 million in the prior year period. The decrease of $55.9 million was primarily due to the $25.1 million fair value loss on investment properties for the third quarter of 2013 compared with a $50.4 million fair value gain in the prior year period and a $5.7 million increase in acquisition transaction costs, partially offset by a $19.3 million decrease in income tax expense and a $6.3 million increase in rental revenue.

Funds From Operations

	Three Months Ended September 30,
(in thousands, except per unit/share information)	2013	2012	Change
Net income attributable to stapled unitholders or common shareholders	$9,791	$65,824	(85%	)
Add (deduct):
Fair value losses (gains) on investment properties	25,065	(50,443)	(150%	)
Fair value gains on financial instruments	(4)	(225)	(98%	)
Acquisition transaction costs	5,702	—	N/A
Loss on sale of investment property	—	21	N/A
Deferred income taxes	(3,997)	13,964	129%
Non-controlling interests relating to the above	(6)	(12)	(50%	)

Funds from Operations ("FFO")	$36,551	$29,129	25%

Basic and diluted FFO per stapled unit or share	$0.78	$0.62	26%

Basic number of stapled units or common shares outstanding	46,942	46,824

Diluted number of stapled units or common shares outstanding	46,948	46,846

16    Granite REIT      2013

Granite determines FFO using the definition prescribed by the Real Estate Property Association of Canada ("REALPAC"). Granite considers FFO to be a meaningful supplemental measure of operating performance. However, FFO should not be construed as an alternative to net income or cash flows provided by operating activities determined in accordance with IFRS. FFO and basic and diluted FFO per stapled unit or share are measures widely used by analysts and investors in evaluating the operating performance of real estate entities. However, FFO does not have a standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other entities.

The $7.4 million increase in FFO compared to the prior year period is primarily due to increased rental revenue of $6.3 million, lower general and administrative expenses of $2 million and lower current tax expense of $1.3 million partially offset by increased property operating costs of $0.7 million as well as higher net interest expense and other financing costs of $0.9 million.

RESULTS OF OPERATIONS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2013

Highlights

	Nine Months Ended September 30,
(in millions, except per unit/share information)	2013	2012	Change
Rental revenue	$148.6	$135.8	9%
Income before fair value changes, acquisition transaction costs, gain on Meadows holdback, loss on sale of investment property and income taxes(i)	111.5	100.3	11%
Net income attributable to stapled unitholders or common shareholders	147.6	135.3	9%
Funds from Operations ("FFO")(ii)	101.8	87.8	16%
Comparable FFO(iii)	106.0	87.8	21%
Diluted FFO per stapled unit or share(ii)	$2.17	$1.87	16%
Diluted comparable FFO per stapled unit or share(iii)	$2.26	$1.87	21%

(i)
Income before fair value changes, acquisition transaction costs, gain on the Meadows holdback, loss on sale of investment property and income taxes is an additional IFRS measure and is referenced as such in the unaudited condensed combined statements of income for the three and nine month periods ended September 30, 2013. Granite considers income before fair value changes, acquisition transaction costs, gain on the Meadows holdback, loss on sale of investment property and income taxes to be a useful measure to evaluate operating performance. This is not a standardized measure under IFRS and accordingly may not be comparable to similar measures reported by other entities.

(ii)
FFO and diluted FFO per stapled unit or share do not have a standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other entities. See "Results of Operations for the Nine Months Ended September 30, 2013 — Funds from Operations".

(iii)
Excludes $4.2 million ($0.09 per stapled unit) of net withholding taxes paid in the second quarter of 2013 related to the repatriation of prior years' earnings from foreign jurisdictions. See "Results of Operations for the Nine Months Ended September 30, 2013 — Funds from Operations".

(in millions, except number of properties)	September 30, 2013	December 31, 2012	Change
Number of income-producing properties	107	104	3%
Leaseable area (sq. ft.)	29.7	28.0	6%
Annualized lease payments ("ALP")	$199.6	$185.2	8%
Investment properties, fair value	$2,120.2	$1,943.7	9%

Granite REIT      2013    17

Rental Revenue

Rental revenue for the nine month period ended September 30, 2013 increased $12.8 million to $148.6 million from $135.8 million in the prior year period. The change in rental revenue is discussed below:

Rental revenue, nine months ended September 30, 2012	$135.8
Contractual rent adjustments	4.7
Completed projects on-stream	2.3
Acquisitions	3.6
Renewals and re-leasing of income-producing properties	(0.7)
Vacancies of income-producing properties	(0.8)
Effect of changes in foreign currency exchange rates	3.5
Other, including straight-line adjustments to rental revenue	0.2

Rental revenue, nine months ended September 30, 2013	$148.6

The $4.7 million increase in revenue from contractual rent adjustments includes (i) $1.3 million from annual CPI based increases implemented in 2013 on properties representing 7.5 million square feet of leaseable area, (ii) $3.1 million from cumulative CPI based increases (being increases that occur every five years or once a specified cumulative increase in CPI has occurred) implemented in 2012 and 2013 on properties representing 11.3 million square feet of leaseable area, and (iii) $0.3 million from fixed contract adjustments on properties representing 2.2 million square feet of leaseable area.

The completion of eight Magna expansion or improvement projects in Austria, Germany, the Czech Republic, Canada and the United States in 2012 and 2013, and one non-Magna improvement project in Canada, which added a combined 0.6 million square feet of leaseable area, contributed $2.3 million to rental revenue for the nine month period ended September 30, 2013.

The acquisition of four income-producing properties in 2013, representing 1.6 million square feet of leaseable area, contributed $3.6 million to rental revenue for the nine month period ended September 30, 2013 (see "SIGNIFICANT MATTERS — Acquisitions").

Renewals and re-leasing had a $0.7 million negative impact on revenues compared to the prior year period. This decrease was primarily due to the renewal of six leases representing 1.2 million square feet of leaseable area in Canada, the United States, Mexico and Austria, which were negotiated at rental rates lower than the expiring lease rates.

Rental revenue for the nine month period ended September 30, 2013 was also negatively impacted by $0.8 million due to a non-Magna tenant vacating a 0.3 million square foot facility in the United Kingdom and the non-renewal of three expired leases representing 0.3 million square feet of leaseable area in the United States.

Foreign exchange had a $3.5 million positive impact on reported rental revenues as the weakening of the Cdn. dollar against the euro and U.S. dollar dominated rents resulted in an increase in rental revenue of $2.8 million and $0.7 million, respectively.

Property Operating Costs

Property operating costs, which include real estate taxes, utilities, insurance, repairs and maintenance, legal and other property-related expenses, were $3.9 million for the nine month period ended September 30, 2013 compared to $3.2 million in the prior year period. The increase of $0.7 million is primarily due to $0.8 million in property costs recoverable from tenants, which are attributable to three of the properties acquired during 2013, and $0.2 million related to higher repairs and maintenance costs incurred with respect to vacant properties. These increases were partially offset by a $0.5 million decrease in appraisal, environmental and valuation costs compared to the prior year period. In 2012, as part of the process of preparing for the REIT conversion, the Trust undertook to appraise and fair value all properties.

18    Granite REIT      2013

General and Administrative Expenses

General and administrative expenses decreased by $1.4 million to $19.2 million in the nine month period ended September 30, 2013 from $20.6 million in the prior year period. General and administrative expenses for the nine month period ended September 30, 2013 include $2.3 million of advisory costs relating to the REIT conversion and related internal reorganizations. General and administrative expenses for the nine months ended September 30, 2012 include $4.1 million of advisory costs related to the REIT conversion and $0.3 million of employee termination expense. Excluding the advisory costs and the employee termination expense, general and administrative expenses increased by $0.7 million primarily due to higher compensation expense.

Depreciation and Amortization

Depreciation and amortization expense increased by $0.2 million and resulted from the amortization of fixed assets relating to our offices in Toronto, Canada and Vienna, Austria.

Interest Expense and Other Financing Costs, Net

Net interest expense and other financing costs were $13.9 million in the nine month period ended September 30, 2013 compared to $11.8 million in the prior year period. The increase of $2.1 million is primarily attributed to $1.1 million of additional interest costs related to the outstanding mortgage debts and draws on the revolving credit facility with respect to the acquisitions that occurred in 2013, $0.2 million in amortization of deferred financing costs related to a credit facility which was replaced in February 2013, a $0.3 million decrease in capitalized interest and a $0.2 million decrease in interest income.

Foreign Exchange Losses (Gains), Net

Granite recognized net foreign exchange gains of $0.2 million in the nine month period ended September 30, 2013 compared to net foreign exchange gains of $0.3 million in the prior year period. Net foreign exchange gains for the nine months ended September 30, 2013 included $0.6 million in net foreign exchange gains primarily related to the weakening of the Cdn. dollar on the re-measurement of certain assets of Granite and its subsidiaries that are denominated in U.S. dollars, partially offset by a $0.4 million realized foreign exchange loss on derivative financial instruments such as foreign exchange forward contracts. The net foreign exchange gains in the nine month period ended September 30, 2012 are primarily due to a $0.7 million net realized gain on derivative financial instruments such as foreign exchange forward contracts, partially offset by $0.4 million of net foreign exchange losses on the re-measurement of certain assets and liabilities of Granite and its subsidiaries that are denominated in U.S. dollars and euros.

Fair Value Gains on Investment Properties, Net

Net fair value gains on investment properties were $4.6 million in the nine month period ended September 30, 2013 compared to $74.9 million in the prior year period. The fair value gains in the nine months ended September 30, 2013 primarily resulted from discount and terminal capitalization rate compression in Canada and the United States as well as changes in leasing assumptions and the amount or timing of cash flows, offset by a net fair value loss attributed to the Mexican portfolio (see "RENTAL PORTFOLIO — Investment Properties"). The fair value gains in the nine month period ended September 30, 2012 primarily resulted from compression in discount and terminal capitalization rates in Canada, Austria and Germany. The fair value of investment properties for these jurisdictions at January 1, 2012 and September 30, 2012 represent a weighted average terminal capitalization rate (defined as terminal capitalization rate weighted on investment property fair value) of 8.40% and 8.02%, respectively, and a weighted average discount rate (defined as discount rate weighted on investment property fair value) of 8.39% and 8.01%, respectively.

Fair Value Gains (Losses) on Financial Instruments

Granite recognized net fair value losses on financial instruments of $0.1 million in the nine month period ended September 30, 2013 compared to fair value gains of $0.2 million in the prior year period. Net fair value losses for the nine months ended September 30, 2013 included $0.2 million of losses related to foreign

Granite REIT      2013    19

exchange forward contracts outstanding at the end of the period, partially offset by a $0.1 million gain related to interest rate caps associated with the mortgages payable. Net fair value gains for the period ended September 30, 2012 were related to foreign exchange forward contracts outstanding at the end of the period (see note 19 to the condensed combined financial statements for the three and nine month periods ended September 30, 2013).

Acquisition Transaction Costs

In the nine months ended September 30, 2013, Granite incurred $6.5 million in acquisition transaction costs. These costs included $5.4 million of primarily land transfer taxes related to the acquisitions of income-producing properties completed subsequent to September 30, 2013 and $0.9 million of primarily advisory costs associated with the acquisition of the four income-producing properties in Logan, New Jersey, Savannah, Georgia, Portland, Oregon and West Chester, Ohio that were accounted for as business combinations.

Gain on Meadows Holdback

In the first quarter of 2013, the Trust entered into a settlement agreement pursuant to which the Trust has received U.S. $5 million relating to a holdback receivable of a former subsidiary's sale of its racetrack in 2006. The settlement proceeds comprised a cash payment of U.S. $1.5 million and a non-interest bearing promissory note of U.S. $3.5 million payable in U.S. $0.5 million monthly instalments which commenced March 31, 2013 and concluded with the final instalment received in October 2013.

Income Tax Expense (Recovery)

Income tax recovery for the nine months ended September 30, 2013 was $33.4 million and comprised of (i) a reversal of $41.9 million of the Canadian deferred tax liabilities recorded prior to the January 3, 2013 REIT conversion; (ii) $4.6 million of net deferred tax expense related to the net changes in the fair values of investment properties, foreign operations, and Canadian corporate entities subject to tax; (iii) $5.2 million of net current tax expense related to foreign operations and (iv) $1.3 million recovery of other items including the change in previously unrecognized tax benefits and the settlement of tax examinations in Canada, Germany and the United States which were recorded in the first and third quarters of 2013.

Significantly impacting the current tax expense and deferred tax recovery was a $4.2 million net withholding tax payment made in the second quarter largely related to the repatriation of tax paid earnings of prior years from foreign operations that was offset by the reversal of the deferred tax expense recorded in prior periods resulting in no impact to total tax expense for the nine months ended September 30, 2013.

Excluding the $41.9 million reversal noted above, the combined current and deferred income tax expense for the nine months ended September 30, 2013 was $8.5 million, representing an effective tax rate of 7.4%, compared to $40.1 million in the prior year period, representing an effective tax rate of 22.9%. The effective tax rate is lower for the nine months ended September 30, 2013 primarily due to the REIT conversion, which results in a significantly lower income tax expense in Canada and no current income tax being recorded in the United States. The effective tax rate for 2013 also reflects the favourable impact of previously unrecognized tax benefits and the settlement of tax examinations in Canada, Germany and the United States which were recorded in the first and third quarters of 2013.

Net Income

Net income was $147.7 million in the nine month period ended September 30, 2013 in comparison to $135.3 million in the prior year period. The increase of $12.4 million was primarily due to a decrease in deferred income taxes of $69.1 million which includes the reversal of $41.9 million in Canadian deferred income tax liabilities as a result of converting to a REIT on January 3, 2013, a $12.8 million increase in rental revenue and a $5.1 million gain on the settlement of the Meadows holdback, partially offset by a $70.3 million decrease in fair value gains on investment properties and $6.5 million in acquisition transaction costs.

20    Granite REIT      2013

Funds From Operations

	Nine Months Ended September 30,
(in thousands, except per unit/share information)	2013	2012	Change
Net income attributable to stapled unitholders or common shareholders	$147,630	$135,290	9%
Add (deduct):
Fair value gains on investment properties	(4,596)	(74,908)	(94%	)
Fair value losses (gains) on financial instruments	144	(226)	(164%	)
Gain on Meadows holdback	(5,143)	—	N/A
Acquisition transaction costs	6,495	—	N/A
Loss on sale of investment property	328	21	NM
Deferred income taxes	(42,831)	27,622	255%
Non-controlling interests relating to the above	(212)	(15)	NM

Funds from Operations ("FFO")	$101,815	$87,784	16%

Net withholding tax payment	4,220	—	N/A

Comparable FFO	$106,035	$87,784	21%

Basic and diluted FFO per stapled unit or share	$2.17	$1.87	16%

Basic and diluted comparable FFO per stapled unit or share	$2.26	$1.87	21%

Basic number of stapled units or common shares outstanding	46,919	46,863

Diluted number of stapled units or common shares outstanding	46,938	46,883

NM
— not meaningful

As noted earlier in this MD&A, Granite determines FFO using the definition prescribed by REALPAC.

Comparable FFO for the nine months ended September 30, 2013 excludes $4.2 million of current tax expense associated with net withholding taxes paid in the second quarter of 2013 largely related to the repatriation of prior years' earnings from foreign jurisdictions primarily associated with certain planned internal reorganizations undertaken post REIT conversion. These withholding taxes were accounted for as a deferred tax expense in prior years, the vast majority of which pertains to periods prior to 2012, and therefore the impact to the current tax expense was offset by the reversal of the prior year deferred tax accrual resulting in no impact to total tax expense. As the net $4.2 million withholding tax payment is a result of a significant repatriation that is not expected to recur at a similar level of magnitude, it has been added to FFO to arrive at a comparable FFO amount to prior periods. Comparable FFO increased $18.2 million compared to the prior year period primarily due to increased rental revenue of $12.8 million, a reduction in general and administrative expense of $1.4 million and lower current income tax expense of $7.3 million partially offset by a $0.7 million increase in property operating costs and a $2.1 million increase in net interest expense and other financing costs.

Granite REIT      2013    21

LIQUIDITY AND CAPITAL RESOURCES

Granite generated cash flows from operations of $41.5 million and $99.8 million in the three and nine month periods ended September 30, 2013, respectively. At September 30, 2013, the Trust had cash and cash equivalents of $77 million and unitholders' equity of $1.6 billion.

Cash Flows

Operating Activities

Granite generated cash from operations before changes in working capital balances of $32.3 million in the third quarter of 2013 compared to $30.2 million in the prior year period. The $2.1 million increase is primarily due to increased rental revenue of $6.3 million and lower current tax expense of $1.3 million partially offset by $5.7 million in acquisition transaction costs.

The change in working capital balances provided cash of $9.2 million in the third quarter of 2013. The change in working capital for the three month period ended September 30, 2013 comprised an increase in accounts payable and other accrued liabilities of $10 million, primarily due to an increase in the debenture interest accrual owing to the timing of interest payments and accrued acquisition costs, partially offset by a $0.8 million increase in prepaid expenses and other due to the prepayment of various insurance premiums.

In the third quarter of 2012, the change in working capital balances used cash of $3.6 million primarily due to a $6.6 million decrease in income taxes payable, a $1.7 million decrease in deferred revenue due to timing of rental receipts and $0.5 million increases in each of prepaid expenses and other, accounts receivable and restricted cash, partially offset by a $6.3 million increase in accounts payable and other accrued liabilities, primarily due to an increase in the debenture interest accrual owing to the timing of interest payments and higher professional fee accruals related to the REIT conversion.

For the nine month period ended September 30, 2013, Granite generated cash from operations before changes in working capital balances of $100.9 million compared to $90.7 million in the prior year period. The $10.2 million increase is primarily due to the increase in rental revenue of $12.8 million and lower current income tax expense of $7.3 million partially offset by $6.5 million of acquisition transaction costs and $4.2 million of withholding taxes paid.

The change in working capital balances used cash of $1 million in the first nine months of 2013. The main drivers of the change in working capital for the period were a $5.6 million decrease in income taxes payable partially offset by a $4.7 million increase in accounts payable and accrued liabilities due to higher interest and acquisition related accruals, partially offset by lower professional fee accruals related to the REIT conversion and lower incentive pay accruals due to the timing of the payment of incentive pay.

For the nine month period ended September 30, 2012, the change in working capital balances provided cash of $1 million primarily due to a $7.7 million increase in accounts payable and other accrued liabilities, primarily related to the timing of the payment of debenture interest, higher professional fee accruals related to the REIT conversion and higher incentive pay accruals due to the introduction of an incentive plan in 2012, and a $4.1 million decrease in accounts receivable primarily due to the collection of receivables related to additional rent and recoverable costs associated with completed projects. These increases were partially offset by a $9.9 million decrease in income taxes payable, a $0.5 million increase in restricted cash and a $0.4 million increase in prepaid expenses and other.

Investing Activities

Cash used in investing activities for the three month period ended September 30, 2013 was $33.4 million, which was primarily a result of $30.5 million of cash payments related to acquisitions and investment property additions of $6 million partially offset by proceeds from the note receivable relating to the sale of Lone Star LP of $2.6 million and proceeds from the Meadows holdback of $1 million. Cash used in investing activities for the third quarter of 2012 of $8.3 million was primarily due to investment property additions of $8.9 million and fixed asset additions of $0.6 million, partially offset by net proceeds of $1.2 million received on the disposition of an income-producing property.

22    Granite REIT      2013

Cash used in investing activities for the nine month period ended September 30, 2013 was $73.9 million, which was primarily a result of $67.8 million of cash payments related to acquisitions, investment property additions of $22.8 million and fixed asset additions of $0.3 million partially offset by net proceeds from the disposal of an income-producing property of $10.3 million, proceeds from the Meadows holdback of $4.8 million and $2.6 million in proceeds from the Lone Star note receivable. Cash used in investing activities for the nine months ended September 30, 2012 of $20.4 million was primarily due to investment property additions of $22.6 million and fixed asset additions of $1.7 million, partially offset by proceeds from the Lone Star note receivable of $2.5 million and the previously noted net proceeds of $1.2 million from the disposition of an income-producing property.

Financing Activities

Cash provided by financing activities for the three month period ended September 30, 2013 of $5.2 million was primarily related to borrowings from bank indebtedness of $30.1 million to fund acquisitions partially offset by distribution payments of $24.6 million and $0.4 million of financing costs paid with respect to the 2018 Debentures and the Construction Loan (defined below). Cash used in financing activities for the three month period ended September 30, 2012 was $23.4 million and related to dividend payments.

For the nine month period ended September 30, 2013, cash used in financing activities of $2 million was primarily related to distribution payments of $65.7 million and $1.1 million of financing costs paid, partially offset by net borrowings from bank indebtedness of $60.2 million to fund acquisitions, $3.1 million received upon the exercise of stock options and $1.6 million in contributions from non-controlling interests. For the nine month period ended September 30, 2012, net cash outflows were $72.6 million, which included $70.4 million of dividend payments, $2.7 million related to the repurchase of common shares and $0.4 million in financing costs paid, partially offset by $1 million in proceeds received on the issuance of shares from the exercise of stock options.

Bank and Debenture Financing

Effective on February 1, 2013, the Trust entered into an unsecured senior revolving credit facility in the amount of $175 million that is available by way of Cdn. dollar, U.S. dollar or euro denominated loans or letters of credit (the "Granite Credit Facility") and matures on February 1, 2015. However, the Trust has the option to extend the maturity date by one year to February 1, 2016, subject to the agreement of lenders in respect of a minimum of 66 2/3% of the aggregate amount committed under the Granite Credit Facility. The Granite Credit Facility provides Granite with the ability to increase the amount of the commitment by an additional aggregate principal amount of up to $75 million with the consent of the participating lenders. Interest on drawn amounts will be calculated based on an applicable margin determined by the Trust's external credit rating. Based on Granite's current credit rating, the Trust would be subject to interest rate margins of up to 1.63% depending on the currency and form of advance. At September 30, 2013, the Trust had $61.2 million of bank indebtedness which consists of U.S. $50 million and euro 7 million drawn under the Granite Credit Facility and $1.2 million in letters of credit issued against the Granite Credit Facility. On October 7, 2013, euro 7 million of the Granite Credit Facility was repaid.

In December 2004, Granite issued $265.0 million of 6.05% senior unsecured debentures (the "Debentures"), which are due December 22, 2016, at a price of $995.70 per $1,000.00 of principal amount. The Debentures rank equally with all of Granite's existing and future unsecured indebtedness. At September 30, 2013, all of the Debentures remained outstanding. The total outstanding at September 30, 2013 was $263.9 million.

In connection with the acquisitions of income-producing properties that were completed in February and May 2013, the Trust has two mortgages outstanding totaling $37.5 million (U.S. $36.5 million). The mortgages mature on June 10, 2017 and May 10, 2018, respectively and both bear interest at LIBOR plus 2.5%. Interest rate caps were entered into for 100% of the mortgage amounts and for the duration of the mortgages thereby limiting the exposure to interest rate fluctuations to a maximum of 4%. The mortgages are recourse to the three investment properties acquired which are pledged as collateral.

On July 25, 2013, DGI Shepherdsville, LLC, a 90% owned subsidiary of the Trust, entered into a construction loan (the "Construction Loan") for U.S. $17 million relating to the development land purchased in the

Granite REIT      2013    23

United States (see "RENTAL PORTFOLIO — Investment Properties"). The Construction Loan bears interest at LIBOR plus 2.25% and matures on July 25, 2016. Proceeds from the Construction Loan may only be used to pay for the construction cost of improvements on the property and other related costs, and loan advances will be made based on the value of the work completed. The maximum amount available under the Construction Loan may be increased to U.S. $19 million, subject to certain terms and conditions being met. DGI Shepherdsville also has the option to extend the maturity date for two successive periods to July 25, 2017 and 2018, subject to certain terms and conditions. The Construction Loan is secured by a first mortgage lien on the property. At September 30, 2013, no amounts had been drawn under the Construction Loan.

At September 30, 2013, the Trust's debt to total equity ratio was 18%. Management believes that the Trust's cash resources, cash flow from operations and available third-party borrowings will be sufficient to finance its operations and capital expenditures program over the next year as well as pay distributions. Additional acquisition and development activity will depend on the availability of suitable investment opportunities and related financing (see "SIGNIFICANT MATTERS — Series 1 Senior Debentures").

At September 30, 2013, the Trust was in compliance with its debt agreements and related covenants.

On October 2, 2013, Granite REIT Holdings Limited Partnership, a wholly owned subsidiary of Granite, issued the 2018 Debentures (see "SIGNIFICANT MATTERS — Series 1 Senior Debentures").

Credit Ratings

On October 30, 2013, Moody's assigned a rating to the Trust's Debentures, 2018 Debentures as well as the Trust of Baa3 with a positive outlook. On October 1, 2013, DBRS confirmed the BBB rating on the Trust's senior unsecured debentures with a stable trend. Credit ratings are intended to provide investors with an independent measure of credit quality of an issue of securities. A rating accorded to any security is not a recommendation to buy, sell or hold such securities and may be subject to revision or withdrawal at any time by the rating organization which granted such ratings.

Distributions

As required by National Policy 41-201, Income Trusts and Other Indirect Offerings, the following table outlines the differences between cash flow from operating activities and cash distributions as well as the differences between net income and cash distributions, in accordance with the guidelines.

(in thousands)	Three Months Ended September 30, 2013	Nine Months Ended September 30, 2013
Net income	$9,869	$147,657

Cash flows from operating activities	$41,505	$99,825
Distributions paid and payable	(24,644)	(73,901)

Cash flows from operating activities over distributions paid and payable	$16,861	$25,924

Distributions declared to stapled unitholders in the three month period ended September 30, 2013 were $24.6 million or 52.5 cents per stapled unit. Total distributions declared to stapled unitholders in the nine month period ended September 30, 2013 were $73.9 million or $1.58 per stapled unit. Distributions to stapled unitholders were funded from cash from operations.

Net income prepared in accordance with IFRS recognizes revenue and expenses at time intervals that do not match the receipt or payment of cash. Therefore, when establishing cash distributions to unitholders, consideration is given to factors such as cash generated from and required for operating activities and forward-looking cash flow information, including forecasts and budgets. Management does not expect current or potential commitments to replace and maintain its investment properties to adversely affect distributions.

24    Granite REIT      2013

CONTROLS AND PROCEDURES

During the third quarter of 2013, there were no changes in the internal controls over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

COMMITMENTS, CONTRACTUAL OBLIGATIONS, CONTINGENCIES AND OFF-BALANCE SHEET ARRANGEMENTS

For further discussion of commitments, contractual obligations, contingencies and off-balance sheet arrangements, refer to notes 8, 9, 10, 19 and 22 to the condensed combined financial statements for the three and nine month periods ended September 30, 2013 and "LIQUIDITY AND CAPITAL RESOURCES".

OUTSTANDING STAPLED UNITS

As at the date of this MD&A, the Trust had 46,942,292 stapled units issued and outstanding.

DISTRIBUTIONS

Granite REIT's monthly distribution to unitholders is currently $0.175 per stapled unit, representing, on an annualized basis, $2.10 per stapled unit. Total distributions declared in the nine month period ended September 30, 2013 were $73.9 million. On October 17, 2013, Granite REIT declared a distribution of 17.5 cents per stapled unit, or $8.2 million, which will be paid on November 15, 2013.

TRANSITION TO IFRS — KEY CHANGES

Granite has adopted IFRS effective January 1, 2012, the transition date, and has prepared its opening IFRS balance sheet as at that date. Prior to the adoption of IFRS, the Trust prepared its financial statements in accordance with U.S. GAAP. The nature of the adjustments is described below:

  a)
  Investment properties — Under U.S. GAAP, investment properties were recorded at cost and depreciated over their estimated useful lives. Under International Accounting Standard 40, Investment Property ("IAS 40"), Granite has elected to measure investment properties at fair value and records changes in fair value in net income during the period of change. In connection with recording investment properties at fair value, deferred leasing commissions, tenant inducements, deferred rent receivable and certain deferred revenue balances are no longer separately recognized under IFRS. The recording of real estate properties at fair value also resulted in adjustments to Granite's deferred tax balances. The adjustments, as a result of implementing the fair value model as at January 1, 2012, were recorded to opening deficit.

  b)
  Cumulative foreign currency translation differences — IAS 21, The Effects of Changes in Foreign Exchange Rates, requires an entity to determine the translation differences in accordance with IFRS from the date a subsidiary was formed. IFRS allows cumulative translation differences for all foreign operations to be deemed zero at the date of transition to IFRS. In accordance with IFRS 1, First-time Adoption of International Financial Reporting Standards, Granite elected to reset all cumulative translation differences to zero on transition to IFRS by adjusting amounts through opening deficit.

  c)
  Trust Units — In conjunction with the REIT conversion, Granite Real Estate Inc.'s common shares were exchanged for stapled units. Under IAS 32, Financial Instruments, equity instruments can be considered a liability if the holder has the right to put the instrument back to the issuer for cash or another financial asset unless certain conditions are met. The attributes of the stapled units meet the exemption conditions set out in IAS 32 and are therefore presented as equity. Notwithstanding the presentation of these units as equity, the aforementioned exception provided for the presentation of the stapled units as equity does not extend to the accounting for unit-based payments. Accordingly, Granite's incentive stock option and executive deferred stapled unit plans, as amended under the

Granite REIT      2013    25

    REIT conversion, were recorded as liabilities upon conversion to a REIT and are revalued at each interim period.

  d)
  Income Taxes — Under IFRS, deferred income taxes are recorded for temporary differences arising in respect of assets and liabilities at the tax rates that are expected to apply to the period when the asset is realized or the liability settled, based on tax rates and laws that have been enacted or substantively enacted by the reporting date. Primarily, as a result of the increase to the carrying value of investment properties from the fair value adjustment on transition, an adjustment to the deferred tax liability has been recorded at January 1, 2012. However, as a result of the REIT conversion which was effective January 3, 2013, deferred income tax amounts related only to Canadian investment properties have been reversed as an adjustment to deferred income tax expense. The conversion to the REIT did not impact the deferred income tax balances in any other jurisdiction.

CRITICAL ACCOUNTING ESTIMATES

The preparation of combined financial statements in conformity with IFRS requires management to apply judgment and make estimates that affect the amounts reported and disclosed in the combined financial statements. Management bases estimates on historical experience and various other assumptions that are believed to be reasonable in the circumstances, the results of which form the basis for making judgments about the values of assets and liabilities. On an ongoing basis, management evaluates its estimates. However, actual results could differ from those estimates under different assumptions or conditions.

The Trust's significant accounting policies that involve the most judgment and estimate are as follows:

Judgments

Leases

The Trust's policy for revenue recognition is described in note 2(j) of the condensed combined financial statements for the three and nine months ended September 30, 2013. The Trust makes judgments in determining whether certain leases are operating or finance leases, in particular tenant leases with long contractual terms or leases where the property is a large square-footage and/or architecturally unique.

Investment properties

The Trust's policy relating to investment properties is described in note 2(d) of the condensed combined financial statements for the three and nine months ended September 30, 2013. In applying this policy, judgment is applied in determining whether certain costs incurred for tenant improvements are additions to the carrying amount of the property or represent incentives, identifying the point at which practical completion of properties under development occurs and determining borrowing costs to be capitalized to the carrying value of properties under development. Judgment is also applied in determining the extent and frequency of independent appraisals.

Income taxes

The Trust expects to continue to qualify as a REIT for both Canadian and U.S. tax purposes, however, should it, at some point no longer qualify, it would not be able to flow its taxable income directly through to stapled unitholders and the Trust would therefore be subject to income tax.

Estimates and Assumptions

Valuation of investment properties

The fair value of investment properties is determined by management using primarily the income approach and the discounted cash flow method in which the income and expenses are projected over the anticipated term of the investment plus a terminal value discounted using an appropriate discount rate. Management also takes into consideration the appraisals obtained from independent qualified real estate valuation experts in order to arrive at its own conclusions on value. The Trust's critical assumptions relating to the estimates of fair

26    Granite REIT      2013

values of investment properties include the receipt of contractual rents, contractual renewal terms, expected future market rental rates, discount rates that reflect current market uncertainties, capitalization rates and recent property investment prices. If there is any change in these assumptions or regional, national or international economic conditions, the fair value of investment properties may change materially. Refer to note 5 of the condensed combined financial statements for the three and nine months ended September 30, 2013 for further information on the estimates and assumptions made by management.

Fair value of financial instruments

Where the fair value of financial assets or liabilities recorded on the balance sheet or disclosed in the notes cannot be derived from active markets, they are determined using valuation techniques including the discounted cash flow model. The inputs to these models are taken from observable markets where possible, but where this is not feasible, a degree of judgment is required in establishing fair values. The judgments include considerations of inputs such as credit risk and volatility. Changes in assumptions about these factors could materially affect the reported fair value of financial instruments.

Income taxes

The Trust operates in a number of countries and is subject to the income tax laws in its operating jurisdictions. These laws can be subject to different interpretations by relevant taxation authorities. Significant judgment is required in the estimation of Granite's income tax expense, interpretation and application of the relevant tax laws, and provision for any exposure that may arise from tax positions that are under audit by relevant taxation authorities.

The recognition and measurement of deferred tax assets or liabilities is dependent on management's estimate of future taxable profits and income tax rates that are expected to be in effect in the period the asset is realized or the liability is settled. Any changes in management's estimate can result in changes in deferred tax assets or liabilities as reported in the condensed combined balance sheets and also the deferred income tax expense in the condensed combined statements of income.

NEW ACCOUNTING PRONOUNCEMENTS AND DEVELOPMENTS

New accounting standards issued but not yet effective up to the date of issuance of these condensed combined financial statements are described below. Granite intends to adopt these standards when they become effective.

Financial Instruments IFRS 9

IFRS 9 Financial instruments ("IFRS 9") addresses the classification, measurement and recognition of financial assets and financial liabilities. IFRS 9 replaces the sections of IAS 39 that relate to the classification and measurement of financial instruments. IFRS 9 requires financial assets to be classified into two measurement categories: those measured at fair value and those measured at amortized cost. The determination is made at initial recognition. The classification depends on the entity's business model for managing its financial instruments and the contractual cash flow characteristics of the instrument. For financial liabilities, the standard retains most of the IAS 39 requirements. The most significant change is, in cases where the fair value option is taken for financial liabilities, that the part of a fair value change due to an entity's own credit risk is recorded in other comprehensive income rather than the income statement. The standard is effective for annual periods beginning on or after January 1, 2015. The Trust has not yet determined the impact of IFRS 9 on its combined financial statements.

Financial Instruments: Presentation IAS 32

There are a number of amendments to IAS 32 Financial instruments: Presentation ("IAS 32"), relating to offsetting certain assets and liabilities. These amendments are to the application guidance in IAS 32 and clarify some of the requirements for offsetting financial assets and financial liabilities on the balance sheet. The

Granite REIT      2013    27

amendments are effective January 1, 2014. The Trust has not yet determined the impact of these amendments on the combined financial statements.

RISKS AND UNCERTAINTIES

Investing in our stapled units involves a high degree of risk. There are a number of risk factors that could have a material adverse effect on our business, financial condition, operating results and prospects. These risks and uncertainties are discussed in our AIF filed with securities regulators in Canada and available online at www.sedar.com and Annual Report on Form 40-F filed with the SEC and available online at www.sec.gov, each in respect of the year ended December 31, 2012, and remain substantially unchanged in respect of the nine month period ended September 30, 2013.

SUPPLEMENTARY QUARTERLY FINANCIAL DATA (UNAUDITED)

Refer to note 2 of the condensed combined financial statements for a description of the accounting policies used in the determination of the 2012 and 2013 financial data. Refer to note 1 of Granite Real Estate Inc.'s consolidated financial statements for the year ended December 31, 2012 for a description of the accounting policies used in the determination of the 2011 financial data.

(in thousands, except per unit/share information)	Q3'13	Q2'13	Q1'13	Q4'12(1)	Q3'12(1)	Q2'12(1)	Q1'12(1)	Q4'11(2)
Rental revenue	$50,969	$49,476	$48,124	$45,315	$44,685	$45,455	$45,660	$46,360

Net income(3)	$9,869	$43,394	$94,394	$14,488	$65,837	$41,243	$28,259	$3,614

Net income attributable to stapled unitholders or common shareholders	$9,791	$43,548	$94,291	$14,466	$65,824	$41,204	$28,262	$3,614
Add (deduct):
Fair value losses (gains) on investment properties	25,065	(10,927)	(18,734)	41,565	(50,443)	(22,909)	(1,556)	—
Fair value losses (gains) on financial instruments	(4)	643	(495)	585	(225)	(162)	161	—
Gain on Meadows holdback	—	—	(5,143)	—	—	—	—	—
Acquisition transaction costs	5,702	382	411	—	—	—	—	—
Loss (gain) on sale of investment properties/ real estate properties	—	328	—	—	21	—	—	—
Deferred income taxes	(3,997)	(2,456)	(36,378)	(34,545)	13,964	10,954	2,704	—
Non-controlling interests relating to the above	(6)	(260)	54	—	(12)	24	(27)	—
Depreciation and amortization	—	—	—	—	—	—	—	10,962

FFO	$36,551	$31,258	$34,006	$22,071	$29,129	$29,111	$29,544	$14,576

Comparable FFO(4)	$36,551	$35,478	$34,006	$22,071	$29,129	$29,111	$29,544	$14,576

Basic and diluted net income per unit or share attributable to stapled unitholders or common shareholders(3)	$0.21	$0.93	$2.01	$0.31	$1.41	$0.88	$0.60	$0.08

Diluted FFO per stapled unit or share	$0.78	$0.67	$0.73	$0.47	$0.62	$0.62	$0.63	$0.31

Diluted comparable FFO per stapled unit or share(4)	$0.78	$0.76	$0.73	$0.47	$0.62	$0.62	$0.63	$0.31

Cash distributions or dividends declared	$0.53	$0.52	$0.52	$0.50	$0.50	$0.50	$0.49	$0.51

Basic shares outstanding	46,942	46,932	46,882	46,833	46,824	46,880	46,884	46,871

Diluted shares outstanding	46,948	46,948	46,910	46,866	46,846	46,896	46,906	46,883

(1)
The amounts reflected for 2012 have been restated for IFRS.

(2)
The amounts reflected for 2011 are reported under U.S. GAAP. As a result of the differing reporting principles used, the data between quarters may not be comparable.

(3)
The results for 2013 include (i) $1.4 million ($1.4 million net of income taxes), $0.6 million ($0.6 million net of income taxes) and $0.3 million ($0.3 million net of income taxes) in the first, second and third quarters of advisory costs related to the REIT conversion and related corporate reorganizations, (ii) $0.4 million ($0.4 million net of income taxes), $0.4 million ($0.4 million net of income taxes) and $5.7 million ($4.7 million net of income taxes) in the first, second and third quarters of acquisition transaction costs,

28    Granite REIT      2013

  (iii) $5.1 million ($5.1 million net of income taxes) in the first quarter relating to a gain on the Meadows holdback, (iv) $18.7 million ($17.4 million net of income taxes) and $10.9 million ($9 million net of income taxes) in the first and second quarters of fair value gains and $25.1 million ($22.8 million net of income taxes) of fair value losses in the third quarter on investment properties, (v) $4.2 million in the second quarter of current tax expense relating to net withholding tax on the repatriation of prior years' earnings from foreign jurisdictions and (vi) a $41.9 million deferred income tax recovery related to the REIT conversion in the first quarter.
  The results for 2012 include (i) $0.3 million, $0.8 million, $0.3 million and $0.3 million ($0.2 million, $0.7 million, $0.2 million and $0.2 million net of income taxes) in the first, second, third and fourth quarters respectively, of appraisal, environmental assessment and valuation costs related to income-producing properties, (ii) $1.6 million ($1.2 million net of income taxes) in the fourth quarter of land transfer taxes and associated costs related to the REIT conversion and related corporate reorganizations, (iii) $0.8 million, $0.7 million, $2.6 million and $3.8 million ($0.8 million, $0.7 million, $2.5 million and $2.8 million net of income taxes) in the first, second, third and fourth quarters respectively, of advisory costs related to the REIT conversion and related corporate reorganizations and (iv) $0.3 million ($0.2 million net of income taxes) in the first quarter relating to employee termination costs.
  The results for 2011 include (i) 1.6 million ($1.1 million net of income taxes) relating to employee termination costs and (iii) a write-down of $16.7 million ($13.5 million net of income taxes) relating to two income-producing properties in Austria and Germany.

(4)
Comparable FFO in the second quarter of 2013 excludes the $4.2 million of net withholding taxes paid with respect to the repatriation of prior years' earnings from foreign jurisdictions primarily associated with certain planned internal reorganizations undertaken post REIT conversion.

FORWARD-LOOKING STATEMENTS

This MD&A may contain statements that, to the extent they are not recitations of historical fact, constitute "forward-looking statements" or "forward-looking information" within the meaning of applicable securities legislation, including the United States Securities Act of 1933, as amended and the United States Securities Exchange Act of 1934, as amended, and applicable Canadian securities legislation. Forward-looking statements and forward-looking information may include, among others, statements regarding the Trust's future plans, goals, strategies, intentions, beliefs, estimates, costs, objectives, capital structure, cost of capital, tenant base, tax consequences, economic performance or expectations, or the assumptions underlying any of the foregoing. Words such as "may", "would", "could", "will", "likely", "expect", "anticipate", "believe", "intend", "plan", "forecast", "project", "estimate", "seek" and similar expressions are used to identify forward-looking statements and forward-looking information. Forward-looking statements and forward-looking information should not be read as guarantees of future events, performance or results and will not necessarily be accurate indications of whether or the times at or by which such future performance will be achieved. Undue reliance should not be placed on such statements. In particular, Granite cautions that there can be no assurance that the total anticipated reduction in cash income taxes payable following the REIT conversion will be realized. Forward-looking statements and forward-looking information are based on information available at the time and/or management's good faith assumptions and analyses made in light of our perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate in the circumstances, and are subject to known and unknown risks, uncertainties and other unpredictable factors, many of which are beyond the Trust's control, that could cause actual events or results to differ materially from such forward-looking statements and forward-looking information. Important factors that could cause such differences include, but are not limited to, the risk of changes to tax or other laws that may adversely affect the REIT; the ability to realize the total anticipated reduction in cash income taxes payable following the REIT conversion and the risks set forth in the "Risk Factors" section in Granite's Annual Information Form for 2012, filed on SEDAR at sedar.com and attached as Exhibit 1 to the Trust's Annual Report on Form 40-F for the year ended December 31, 2012 filed with the SEC and available online at www.sec.gov, all of which investors are strongly advised to review. The "Risk Factors" section also contains information about the material factors or assumptions underlying such forward-looking statements and forward-looking information. Forward-looking statements and forward-looking information speak only as of the date the statements were made and unless otherwise required by applicable securities laws, the Trust expressly disclaims any intention and undertakes no obligation to update or revise any forward-looking statements and forward-looking information contained in this MD&A to reflect subsequent information, events or circumstances or otherwise.

Granite REIT      2013    29

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30    Granite REIT      2013

Condensed Combined Financial Statements
of Granite Real Estate Investment Trust
and Granite REIT Inc.
 For the three and nine months ended September 30, 2013 and 2012

Condensed Combined Balance Sheets
(Canadian dollars in thousands)
(Unaudited)

As at	Note		September 30, 2013	December 31, 2012	January 1, 2012
				(Note 3)	(Note 3)
ASSETS
Non-current assets:
Investment properties	5		$2,120,178	$1,943,697	$1,891,851
Deferred tax assets	12		6,260	—	—
Note receivable	6		—	—	2,543
Fixed assets, net			1,656	1,837	36
Other assets	7		3,155	320	427

			2,131,249	1,945,854	1,894,857
Current assets:
Current portion of notes receivable	6		514	2,612	5,339
Accounts receivable			3,293	3,662	6,557
Income taxes receivable	12		806	2,622	1,012
Prepaid expenses and other			1,396	745	645
Acquisition deposits	23	(b)	8,978	—	—
Cash and cash equivalents			76,962	51,073	56,908
Restricted cash			—	522	—

Total assets			$2,223,198	$2,007,090	$1,965,318

LIABILITIES AND STAPLED UNITHOLDERS' OR SHAREHOLDERS' EQUITY
Non-current liabilities:
Senior unsecured debentures, net	8		$263,853	$263,589	$263,236
Secured long-term debt	9		37,274	—	—
Deferred tax liabilities	12		157,790	185,215	193,373
Contingent consideration	4		3,619	—	—

			462,536	448,804	456,609
Current liabilities:
Deferred revenue			4,055	4,494	2,519
Bank indebtedness	10		61,169	—	—
Accounts payable and accrued liabilities	11		30,053	25,955	13,957
Distributions payable	14		8,215	—	—
Income taxes payable	12		4,920	11,984	20,685

Total liabilities			570,948	491,237	493,770

Equity:
Stapled unitholders' or shareholders' equity			1,647,540	1,514,812	1,470,634
Non-controlling interests			4,710	1,041	914

Total equity			1,652,250	1,515,853	1,471,548

Total liabilities and stapled unitholders' or shareholders' equity			$2,223,198	$2,007,090	$1,965,318

Commitments and contingencies (note 22)

See accompanying notes

32    Granite REIT      2013

Condensed Combined Statements of Income
(Canadian dollars in thousands, except per unit/share figures)
(Unaudited)

			Three Months Ended September 30,		Nine Months Ended September 30,
	Note		2013	2012	2013	2012
				(Note 3)		(Note 3)
Revenues
Rental revenue and tenant recoveries			$50,969	$44,685	$148,569	$135,800
Operating costs and expenses (income)
Property operating costs
Non-recoverable from tenants	15	(a)	1,097	793	3,061	3,183
Recoverable from tenants	15	(a)	377	—	799	—
General and administrative	15	(b)	5,930	7,861	19,167	20,607
Depreciation and amortization			115	95	337	139
Interest expense and other financing costs, net	15	(c)	4,747	3,838	13,933	11,796
Foreign exchange losses (gains), net			430	(42)	(197)	(252)

Income before fair value changes, acquisition transaction costs, gain on Meadows holdback, loss on sale of investment property and income taxes			38,273	32,140	111,469	100,327
Fair value gains (losses) on investment properties, net	5		(25,065)	50,443	4,596	74,908
Fair value gains (losses) on financial instruments	15	(d)	4	225	(144)	226
Acquisition transaction costs	4	(c)	(5,702)	—	(6,495)	—
Gain on Meadows holdback	6		—	—	5,143	—
Loss on sale of investment property	5		—	(21)	(328)	(21)

Income before income taxes			7,510	82,787	114,241	175,440
Income tax expense (recovery)	12		(2,359)	16,950	(33,416)	40,101

Net income			$9,869	$65,837	$147,657	$135,339

Net income attributable to:
Stapled unitholders or common shareholders			$9,791	$65,824	$147,630	$135,290
Non-controlling interests			78	13	27	49

			$9,869	$65,837	$147,657	$135,339

Net income per unit or share attributable to stapled unitholders
Basic and diluted	17		$0.21	$1.41	$3.15	$2.89

See accompanying notes

Granite REIT      2013    33

Condensed Combined Statements of Comprehensive Income
(Canadian dollars in thousands)
(Unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2013	2012	2013	2012
		(Note 3)		(Note 3)
Net income	$9,869	$65,837	$147,657	$135,339
Other comprehensive income (loss):
Foreign currency translation adjustment	4,446	(27,615)	61,132	(42,005)
Net foreign exchange gain (loss) on net investment hedge	509	—	(4,414)	—

Comprehensive income	$14,824	$38,222	$204,375	$93,334

Comprehensive income attributable to:
Stapled unitholders or common shareholders	$14,791	$38,215	$204,261	$93,266
Non-controlling interests	33	7	114	68

Comprehensive income	$14,824	$38,222	$204,375	$93,334

See accompanying notes

34    Granite REIT      2013

Condensed Combined Statements of Unitholders' or Shareholders' Equity
(Canadian dollars in thousands)
(Unaudited)

	Nine Months Ended September 30, 2013
	Number of Units	Stapled Unitholders' equity	Contributed surplus	Deficit	Accumulated other comprehensive income (loss)	Total	Non- controlling interests	Total
Equity at January 1, 2013	46,833	$2,117,256	$63,168	$(654,828)	$(10,784)	$1,514,812	$1,041	$1,515,853
Net income	—	—	—	147,630	—	147,630	27	147,657
Other comprehensive income	—	—	—	—	56,631	56,631	87	56,718
Distributions	—	—	—	(73,901)	—	(73,901)	(134)	(74,035)
Non-controlling interests recognized	—	—	—	—	—	—	3,689	3,689
Units issued on exercise of stapled unit options	105	3,892	—	—	—	3,892	—	3,892
Units issued on settlement of deferred stapled units	4	171	—	—	—	171	—	171
Reclassification of unit-based awards	—	—	(1,743)	48	—	(1,695)	—	(1,695)

Equity at September 30, 2013	46,942	$2,121,319	$61,425	$(581,051)	$45,847	$1,647,540	$4,710	$1,652,250

	Nine Months Ended September 30, 2012
	Number of Shares	Shareholders' equity	Contributed surplus	Deficit	Accumulated other comprehensive loss	Total	Non- controlling interests	Total
Equity at January 1, 2012	46,871	$2,119,515	$62,215	$(711,096)	$—	$1,470,634	$914	$1,471,548
Net income	—	—	—	135,290	—	135,290	49	135,339
Other comprehensive income (loss)	—	—	—	—	(42,024)	(42,024)	19	(42,005)
Dividends	—	—	—	(70,072)	—	(70,072)	—	(70,072)
Common shares issued on exercise of stock options	30	1,143	(187)	—	—	956	—	956
Common shares issued on settlement of share units	15	350	(350)	—	—	—	—	—
Stock-based compensation	—	—	176	—	—	176	—	176
Repurchase of common shares for cancellation	(83)	(3,752)	1,058	—	—	(2,694)	—	(2,694)

Equity at September 30, 2012	46,833	$2,117,256	$62,912	$(645,878)	$(42,024)	$1,492,266	$982	$1,493,248

Granite REIT      2013    35

Condensed Combined Statements of Cash Flows
(Canadian dollars in thousands)
(Unaudited)

			Three Months Ended September 30,		Nine Months Ended September 30,
	Note		2013	2012	2013	2012
				(Note 3)		(Note 3)
OPERATING ACTIVITIES
Net income			$9,869	$65,837	$147,657	$135,339
Items not involving current cash flows	18	(a)	22,409	(35,596)	(46,792)	(44,663)
Changes in working capital balances	18	(b)	9,227	(3,561)	(1,040)	1,047

Cash provided by operating activities			41,505	26,680	99,825	91,723

INVESTING ACTIVITIES
Investment properties:
Business acquisitions (net of cash acquired of $375)	4		(21,531)	—	(44,626)	—
Acquisition of development lands	4		—	—	(14,203)	—
Acquisition deposits	23	(b)	(8,953)	—	(8,953)	—
Capital expenditures			(6,010)	(8,904)	(22,791)	(22,552)
Proceeds on disposal, net	5		—	1,221	10,272	1,221
Fixed asset additions			(17)	(630)	(338)	(1,664)
Proceeds from notes receivable	6		3,638	—	7,355	2,466
(Increase) decrease in other assets			(576)	39	(659)	116

Cash used in investing activities			(33,449)	(8,274)	(73,943)	(20,413)

FINANCING ACTIVITIES
Distributions paid			(24,644)	(23,417)	(65,686)	(70,406)
Proceeds from units or shares issued			—	—	3,116	956
Proceeds from bank indebtedness			30,146	—	129,095	—
Repayments of bank indebtedness			—	—	(68,903)	—
Financing costs paid			(355)	—	(1,085)	(410)
Contributions from non-controlling interests			101	—	1,587	—
Distributions to non-controlling interests			(66)	—	(134)	—
Repurchase of common shares			—	—	—	(2,694)

Cash provided by (used in) financing activities			5,182	(23,417)	(2,010)	(72,554)

Effect of exchange rate changes on cash and cash equivalents			550	(1,238)	2,017	(1,971)

Net increase (decrease) in cash and cash equivalents during the period			13,788	(6,249)	25,889	(3,215)
Cash and cash equivalents, beginning of period			63,174	59,942	51,073	56,908

Cash and cash equivalents, end of period			$76,962	$53,693	$76,962	$53,693

Interest paid			$671	$121	$9,484	$8,282
Income taxes paid			$1,628	$9,790	$14,147	$22,516

See accompanying notes

36    Granite REIT      2013

Notes to Condensed Combined Financial Statements
(All amounts in Canadian dollars and all tabular amounts in thousands unless otherwise noted)
(All amounts as at September 30, 2013, December 31, 2012 and January 1, 2012 and for the three and nine month periods ended September 30, 2013 and 2012 are unaudited)

1.     NATURE AND DESCRIPTION OF THE TRUST

Effective January 3, 2013, Granite Real Estate Inc. ("Granite Co.") completed its conversion from a corporate structure to a stapled unit real estate investment trust ("REIT") structure. The conversion to a REIT was implemented pursuant to a court approved plan of arrangement (the "Arrangement") under the Business Corporations Act (Quebec). Through a series of steps and reorganizations Granite Real Estate Investment Trust ("Granite REIT") and Granite REIT Inc. ("Granite GP"), in addition to other entities, were formed. Granite REIT is an unincorporated, open ended, limited purpose trust established under and governed by the laws of the province of Ontario and created pursuant to a Declaration of Trust dated September 28, 2012 and recently amended on January 3, 2013. Granite GP was incorporated on September 28, 2012 under the Business Corporations Act (British Columbia).

Under the Arrangement, all of the common shares of Granite Co. were exchanged, on a one-for-one basis, for stapled units, each of which consists of one unit of Granite REIT and one common share of Granite GP. Granite REIT, Granite GP and their subsidiaries (together "Granite" or the "Trust") are carrying on the business previously conducted by Granite Co. The assets, liabilities and operations of the new combined stapled unit structure comprise all the assets, liabilities and operations of Granite Co. (note 2(c)). The stapled units trade on the Toronto Stock Exchange ("TSX") and on the New York Stock Exchange ("NYSE"). The principal office of Granite REIT is 77 King Street West, Suite 4010, P.O. Box 159, Toronto-Dominion Centre, Toronto, Ontario, M5K 1H1, Canada. The registered office of Granite GP is Suite 2600, Three Bentall Centre, 595 Burrard Street P.O. Box 49314, Vancouver, British Columbia, V7X 1L3, Canada.

The Trust is a Canadian-based REIT engaged in the ownership and management of predominantly industrial properties in North America and Europe. The Trust owns approximately 30 million square feet in over 100 rental income properties. The Trust's tenant base currently includes Magna International Inc. and its operating subsidiaries (together "Magna") as its largest tenants, together with tenants from other industries.

These condensed combined financial statements were approved by the Board of Trustees of Granite REIT and Board of Directors of Granite GP on November 6, 2013.

2.     SIGNIFICANT ACCOUNTING POLICIES

These condensed combined financial statements have been prepared on a going concern basis. The accounting policies described below have been applied consistently to all periods presented in these combined financial statements and in preparing the opening International Financial Reporting Standards ("IFRS") balance sheet as at January 1, 2012 for the purposes of the transition to IFRS. Standards and guidelines not effective for the current period are described in note 2(o) below.

These condensed combined financial statements contain disclosures that explain accounting policy differences between IFRS and United States generally accepted accounting principles ("U.S. GAAP") that are significant to the understanding of the changes in financial position and performance of the Trust since the annual financial statements for the year ended December 31, 2012, which were prepared in accordance with U.S. GAAP.

(a)   Statement of Compliance

  When an entity adopts IFRS, it is required to make an explicit and unreserved statement of compliance with IFRS which the Trust will make in its 2013 annual financial statements. These condensed combined financial statements have been prepared in accordance with IAS 34 Interim Financial Reporting ("IAS 34") issued by the International Accounting Standards Board ("IASB"), using the accounting principles the Trust expects to adopt in its annual combined financial statements for the year ending

Granite REIT      2013    37

  December 31, 2013 based on currently effective standards. The Trust's first IFRS interim combined financial statements were for the three month period ended March 31, 2013 and therefore IFRS 1, First-time Adoption of International Financial Reporting Standards ("IFRS 1"), was applied. The Trust's date of transition to IFRS is January 1, 2012. Further information on the impact of the transition to IFRS is provided in note 3.

(b)   Combined Financial Statements and Basis of Consolidation

  As a result of the REIT conversion and the steps and reorganizations described in Note 1, the Trust does not have a single parent; however, each unit of Granite REIT and each share of Granite GP trade as a single stapled unit and accordingly, Granite REIT and Granite GP have identical ownership. Therefore, these interim financial statements have been prepared on a combined basis whereby the assets, liabilities and results of Granite GP and Granite REIT have been combined. The condensed combined financial statements include the subsidiaries of Granite GP and Granite REIT. Subsidiaries are fully consolidated by Granite GP or Granite REIT from the date of acquisition, being the date on which control is obtained. The subsidiaries continue to be consolidated until the date that such control ceases. Control exists when Granite GP or Granite REIT have power, exposure to variable returns and the ability to use their power over the entity to affect the amount of returns it generates. Prior to the REIT conversion, Granite Co. prepared consolidated financial statements. Accordingly, the consolidated financial statements of Granite Co., as previously reported, are presented as the comparative financial statements for the dates and periods prior to January 3, 2013.

  All intercompany balances, income and expenses and unrealized gains and losses resulting from intercompany transactions are eliminated.

(c)   Common Control Transactions

  IFRS does not include specific measurement guidance for transfers of businesses or subsidiaries between entities under common control. However, based on accounting pronouncements and the IFRS framework, the Trust has elected to account for such transactions at predecessor carrying values used in prior reporting periods (note 1).

(d)   Investment Properties

  The Trust accounts for its investment properties, which include income-producing properties, properties under development and land held for development, in accordance with IAS 40 Investment Property ("IAS 40"). For acquired investment properties that meet the definition of a business, the acquisition is accounted for as a business combination; otherwise they are initially measured at cost including directly attributable expenses. Subsequent to acquisition, investment properties are carried at fair value, which is determined based on available market evidence at the balance sheet date including, among other things, rental revenue from current leases and reasonable and supportable assumptions that represent what knowledgeable, willing parties would assume about rental revenue from future leases less future cash outflows in respect of capital expenditures. Gains and losses arising from changes in fair value are recognized in net income in the period of change.

  Income-Producing Properties

  In order to avoid double counting, the carrying value of income-producing properties includes the impact of straight-line rental revenue (note 2(j)), tenant inducements and deferred leasing costs since these amounts are incorporated in the determination of the fair value of income-producing properties.

  When an income-producing property is disposed of, the gain or loss is determined as the difference between the disposal proceeds net of selling costs and the carrying amount of the property and is recognized in net income in the period of disposal.

38    Granite REIT      2013

  Properties Under Development

  The Trust's development properties are classified as such until the property is substantially completed and available for occupancy. The Trust capitalizes acquisition, development and expansion costs, including direct construction costs, borrowing costs and indirect costs wholly attributable to development. Borrowing costs are capitalized to projects under development or construction based on the average accumulated expenditures outstanding during the period multiplied by the Trust's average borrowing rate on existing debt. Where borrowings are associated with specific developments, the amount capitalized is the gross borrowing cost incurred on such borrowings less any investment income arising on temporary investment of these borrowings. The capitalization of borrowing costs is suspended if there are prolonged periods that development activity is interrupted. The Trust capitalizes direct and indirect costs, including real estate taxes and insurance of the development property if activities necessary to ready the development property for its intended use are in progress. Costs of internal personnel and other indirect costs that are not wholly attributable to a project are expensed as incurred.

  Properties under development are measured at fair value as stated above, however, where fair value is not reliably determinable, the property is measured at cost until the earlier of the date construction is completed and the date at which fair value becomes reliably determinable.

(e)   Business Combinations

  The Trust accounts for investment property acquisitions as a business combination if the particular assets and set of activities acquired can be operated and managed as a business in its current state. The Trust applies the acquisition method to account for business combinations. The consideration transferred for a business combination is the fair value of the assets transferred, the liabilities incurred to the former owners of the acquiree and the equity interests issued by the Trust. The total consideration includes the fair value of any asset or liability resulting from a contingent consideration arrangement. Identifiable assets acquired as well as liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date.

  The Trust recognizes any non-controlling interest in the acquiree on an acquisition-by-acquisition basis, either at fair value or at the non-controlling interest's proportionate share of the recognized amounts of the acquiree's identifiable net assets.

  Acquisition related costs are expensed as incurred.

  Any contingent consideration is recognized at fair value at the acquisition date. Subsequent changes to the fair value of contingent consideration that is recorded as an asset or liability is recognized in accordance with IAS 39, Financial Instruments: Recognition and Measurement ("IAS 39") primarily in net income or, in certain circumstances, as a change to other comprehensive income. Contingent consideration that is recorded as equity is not re-measured, and its subsequent settlement is accounted for within equity.

  Goodwill is initially measured as the excess of the aggregate of the consideration transferred and the fair value of non-controlling interest over the identifiable net assets acquired. If the consideration is lower than the fair value of the net assets acquired, the difference is recognized in net income.

(f)    Foreign Currency Translation

  The assets and liabilities of the Trust's foreign operations are translated into Canadian dollars using exchange rates prevailing at the end of each reporting period. Income and expense items are translated at the average exchange rates for the period, unless exchange rates fluctuate significantly during that period, in which case, for material transactions, the exchange rates at the dates of those transactions are used. Exchange differences arising are recognized in other comprehensive income and accumulated in equity.

  In preparing the financial statements of each entity, transactions in currencies other than the entity's functional currency (foreign currencies) are recognized at the average rates of exchange prevailing in the period. At the end of each reporting period, monetary items denominated in foreign currencies are

Granite REIT      2013    39

  retranslated at the rates prevailing at that date. Non-monetary items carried at fair value that are denominated in foreign currencies are retranslated at the rates prevailing at the date when the fair value was determined. Non-monetary items that are measured in terms of historical cost in a foreign currency are not retranslated. Exchange differences on monetary items are recognized in net income in the period in which they arise except for:

  •
  Exchange differences on transactions entered into in order to hedge certain foreign currency risks; and

  •
  Exchange differences on monetary items receivable from or payable to a foreign operation for which settlement is neither planned nor likely to occur (therefore forming part of the net investment in the foreign operation) are recognized in other comprehensive income.

(g)   Financial Instruments and Hedging

  Financial assets

  The Trust classifies its financial assets upon initial recognition as held for trading, held to maturity, loans and receivables or available for sale.

  Loans and receivables, which include notes receivable, accounts receivable, cash and cash equivalents, restricted cash and certain other assets, are initially measured at fair value and are subsequently measured at amortized cost less provision for impairment. A provision for impairment is recognized when there is evidence that collection will not be possible under the original terms of the contract. Indicators of impairment include default on payments and significant financial difficulty of the tenant or counterparty. The carrying amount of the asset is reduced through a provision account, and the amount of the loss is recognized in net income within operating expenses. Bad debt write-offs occur when the Trust determines collection is unlikely. Any subsequent recoveries of amounts previously written off are credited against general and administrative expenses in net income. Accounts receivable that are less than one month past due are not considered impaired unless there is evidence that collection is not possible.

  The Trust does not currently have any financial assets classified as held for trading, held to maturity or available for sale.

  Financial liabilities

  The Trust classifies its financial liabilities upon initial recognition as held for trading or other financial liabilities. Other financial liabilities, which include senior unsecured debentures, secured long-term debt, bank indebtedness, accounts payable and accrued liabilities and distributions payable, are recorded at amortized cost. The Trust's policy for the treatment of financing costs related to the issuance of long term debt is to present debt instruments on the balance sheets net of the related financing costs, with the net balance accreting to the face value of the debt over its term. The costs of obtaining a revolving credit facility are capitalized and amortized over the term of the facility.

  The Trust utilizes derivative financial instruments from time to time in the management of its foreign currency and interest rate exposures. The Trust's policy is not to utilize derivative financial instruments for trading or speculative purposes.

  The Trust applies hedge accounting to certain non-derivative financial instruments designated as hedges of net investments in subsidiaries with a functional currency other than the Canadian dollar. Hedge accounting is discontinued prospectively when the hedge relationship is terminated or no longer qualifies as a hedge, or when the hedging item is sold or terminated.

  In a net investment hedging relationship, the effective portion of foreign exchange gains or losses on the hedging instruments is recognized in other comprehensive income and the ineffective portion is recognized in net income. The amounts recorded in accumulated other comprehensive income are recognized in net income when there is a disposition or partial disposition of the foreign subsidiary.

40    Granite REIT      2013

(h)   Cash and Cash Equivalents and Restricted Cash

  Cash and cash equivalents include cash on account, demand deposits and short-term investments with maturities of less than three months at the date of acquisition.

  Restricted cash represents a segregated cash account associated with a construction holdback. These funds will be paid to the contractors upon satisfactory completion of the construction project.

(i)    Fixed Assets

  Fixed assets are recorded at cost less accumulated depreciation. Depreciation expense is recorded on a straight-line basis over the estimated useful lives of the fixed assets, which typically range from 3 to 5 years for computer hardware and software and 5 to 7 years for other furniture and fixtures. Leasehold improvements are amortized over the term of the applicable lease.

  Government grants and tax credits received for capital expenditures are reflected as a reduction of the cost of the related asset.

(j)    Revenue Recognition

  Where Granite has retained substantially all the benefits and risks of ownership of its rental properties, leases with its tenants are accounted for as operating leases. Where substantially all the benefits and risks of ownership of the Trust's rental properties have been transferred to its tenants, the Trust's leases are accounted for as finance leases. For leases involving land and buildings, the Trust evaluates the land and building separately in determining the appropriate lease treatment, unless the fair value of the land at the inception of the lease is considered to be immaterial. All of the Trust's current leases are operating leases.

  The majority of the Trust's leases (the "Leases") are net leases under which the lessee is responsible for the direct payment of all operating costs related to the properties, including property taxes, insurance, utilities and non-structural repairs and maintenance. Revenues and operating expenses for these Leases do not include any amounts related to operating costs paid directly by such lessees. The remaining leases generate rental revenue that includes the recovery of operating costs.

  The Leases may provide for either scheduled fixed rent increases or periodic rent increases based on increases in a local price index. Where periodic rent increases depend on increases in a local price index, such rent increases are accounted for as contingent rentals and recognized in income in applicable future years. Where scheduled fixed rent increases exist in operating leases, the total scheduled fixed lease payments of the lease are recognized in income evenly on a straight-line basis over the term of the lease.

(k)   Unit-Based Compensation Plans

  Incentive Stock Option Plan

  Compensation expense for option grants is based on the fair value of the options at the grant date and is recognized over the period from the grant date to the date the award is vested. Prior to the REIT conversion, compensation expense for stock option grants was recognized as general and administrative expenses, with a corresponding amount included in equity as contributed surplus. The contributed surplus balance was reduced as options were exercised and the amount initially recorded for the options in contributed surplus was credited to common shares, along with the proceeds received on exercise. On conversion to a REIT, a liability was recognized for outstanding options based upon the fair value as the Trust is an open ended trust making its units redeemable and therefore effectively cash settled. During the period in which options are outstanding, the liability is adjusted for changes in the fair value with such adjustments being recognized as compensation expense in general and administrative expenses in the period in which they occur. The liability balance is reduced as options are exercised and recorded in equity as stapled units along with the proceeds received on exercise.

Granite REIT      2013    41

  Executive Deferred Stapled Unit Plan

  The executive deferred stapled unit plan is measured at fair value at the date of grant and amortized to compensation expense from the effective date of the grant to the final vesting date. Compensation expense is recognized on a proportionate basis consistent with the vesting features of each tranche of the grant. Prior to the REIT conversion, compensation expense for the executive deferred share unit plan was recognized in general and administrative expenses with a corresponding amount included in equity as contributed surplus. The contributed surplus balance was reduced and credited to common shares as shares were issued under the plan. On conversion to a REIT, compensation expense for deferred stapled units granted under the plan continues to be recognized as general and administrative expenses with a corresponding liability recognized based on the fair value of the Trust's stapled units as the Trust is an open ended trust making its units redeemable and therefore effectively cash settled. During the period in which the deferred stapled units are outstanding, the liability is adjusted for changes in the market value of the Trust's stapled unit, with such adjustments being recognized as compensation expense in general and administrative expenses in the period in which they occur. The liability balance is reduced as deferred stapled units are settled for stapled units and recorded in equity.

  Director/Trustee Deferred Share Unit Plan

  The compensation expense and a corresponding liability associated with the director/trustee deferred share unit plan is measured based on the market value of the underlying stapled units (or previously common shares). During the period in which the awards are outstanding, the liability is adjusted for changes in the market value of the underlying stapled unit, with such positive or negative adjustments being recognized in general and administrative expenses in the period in which they occur.

(l)    Income Taxes

  Operations in Canada

  Upon completion of the Arrangement, Granite qualified as a mutual fund trust under the Income Tax Act (Canada) (the "Act") and as such the Trust itself will not be subject to income taxes provided it continues to qualify as a REIT for purposes of the Act. A REIT is not taxable and not considered to be a Specified Investment Flow-through Trust provided it complies with certain tests and it distributes all of its taxable income in a taxation year to its unitholders.

  The Trust's qualification as a REIT results in no current or deferred income tax being recognized in the condensed combined financial statements for income taxes related to the Canadian investment properties. Further, as a result of converting to a REIT, certain deferred income taxes reported prior to January 3, 2013 were reversed through deferred income tax expense. Current income tax related to certain taxable Canadian entities will be determined on the basis of enacted or substantively enacted tax rates and laws at each balance sheet date.

  Operations in the United States

  The Trust's investment property operations in the United States are conducted in a qualifying United States REIT ("US REIT") for purposes of the Internal Revenue Code of 1986, as amended. As a qualified US REIT, it is not taxable provided it complies with certain tests in addition to the requirement to distribute substantially all of its taxable income.

  As a qualifying US REIT, current income taxes on U.S. taxable income have not been recorded in the condensed combined financial statements. However, the Trust has recorded deferred income taxes that may arise on the disposition of its investment properties as the Trust will likely be subject to entity level income tax in connection with such transactions pursuant to the Foreign Investment in Real Property Tax Act.

42    Granite REIT      2013

  Operations in Europe and Mexico

  The Trust consolidates certain entities that continue to be subject to income tax. Income taxes for these taxable entities are recorded as follows:

  Current Income Tax

  The current income tax expense is determined on the basis of enacted or substantively enacted tax rates and laws at each balance sheet date.

  Deferred Income Tax

  Deferred income tax is recorded, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and the amounts reported in the condensed combined financial statements. Deferred income tax is measured using tax rates and laws that are enacted and substantively enacted as at each balance sheet date and are expected to apply when the temporary differences are expected to reverse. Deferred income tax assets are recognized only to the extent that it is probable that sufficient future taxable profit will be available against which the deductible temporary difference can be utilized.

  Current and deferred tax assets and liabilities are offset when they are levied by the same taxation authorities on either the same taxable entities, or different taxable entities with the same reporting group that settle on a net basis, and when there is a legal right to offset.

(m)  Trust Units

  The stapled units are redeemable at the option of the holder and therefore are required to be accounted for as financial liabilities, except where certain exemption conditions are met, in which case redeemable instruments may be classified as equity. The attributes of the stapled units meet the exemption conditions set out in IAS 32, Financial Instruments: Presentation ("IAS 32") and are therefore presented as equity for purposes of that standard.

(n)   Significant Accounting Judgments, Estimates and Assumptions

  The preparation of these condensed combined financial statements requires management to make judgments, estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the condensed combined financial statements, and the reported amounts of revenue and expenses during the reporting periods.

  Management believes that the judgments, estimates and assumptions utilized in preparing the condensed combined financial statements are reasonable and prudent; however, actual results could be materially different and require an adjustment to the reported results.

  Judgments

  The following are the critical judgments that have been made in applying the Trust's accounting policies and that have the most significant effect on the amounts recognized in the condensed combined financial statements:

          Leases

    The Trust's policy for revenue recognition is described in note 2(j). The Trust makes judgments in determining whether certain leases are operating or finance leases, in particular tenant leases with long contractual terms or leases where the property is a large square-footage and/or architecturally unique.

Granite REIT      2013    43

          Investment properties

    The Trust's policy relating to investment properties is described in note 2(d). In applying this policy, judgment is applied in determining whether certain costs incurred for tenant improvements are additions to the carrying amount of the property or represent incentives, identifying the point at which practical completion of properties under development occurs and determining borrowing costs to be capitalized to the carrying value of properties under development. Judgment is also applied in determining the extent and frequency of independent appraisals.

          Income taxes

    The Trust expects to continue to qualify as a REIT for both Canadian and U.S. tax purposes, however, should it, at some point no longer qualify, it would not be able to flow its taxable income directly through to stapled unitholders and the Trust would therefore be subject to income tax.

  Estimates and Assumptions

  The key assumptions concerning the future and other key sources of estimation uncertainty at the balance sheet date that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year include the following:

          Valuation of investment properties

    The fair value of investment properties is determined by management using primarily the income approach and the discounted cash flow method in which the income and expenses are projected over the anticipated term of the investment plus a terminal value discounted using an appropriate discount rate. Management also takes into consideration the appraisals obtained from independent qualified real estate valuation experts in order to arrive at its own conclusions on value. The Trust's critical assumptions relating to the estimates of fair values of investment properties include the receipt of contractual rents, contractual renewal terms, expected future market rental rates, discount rates that reflect current market uncertainties, capitalization rates and recent property investment prices. If there is any change in these assumptions or regional, national or international economic conditions, the fair value of investment properties may change materially. Refer to note 5 for further information on the estimates and assumptions made by management.

          Fair value of financial instruments

    Where the fair value of financial assets or liabilities recorded on the balance sheet or disclosed in the notes cannot be derived from active markets, they are determined using valuation techniques including the discounted cash flow model. The inputs to these models are taken from observable markets where possible, but where this is not feasible, a degree of judgment is required in establishing fair values. The judgments include considerations of inputs such as credit risk and volatility. Changes in assumptions about these factors could materially affect the reported fair value of financial instruments.

          Income taxes

    The Trust operates in a number of countries and is subject to the income tax laws in its operating jurisdictions. These laws can be subject to different interpretations by relevant taxation authorities. Significant judgment is required in the estimation of Granite's income tax expense, interpretation and application of the relevant tax laws, and provision for any exposure that may arise from tax positions that are under audit by relevant taxation authorities.

    The recognition and measurement of deferred tax assets or liabilities is dependent on management's estimate of future taxable profits and income tax rates that are expected to be in effect in the period the asset is realized or the liability is settled. Any changes in management's estimate can result in changes in deferred tax assets or liabilities as reported in the condensed combined

44    Granite REIT      2013

    balance sheets and also the deferred income tax expense in the condensed combined statements of income.

(o)   Future Accounting Policy Changes

  The following accounting standards have been issued but are not yet effective:

  IFRS 9 Financial instruments ("IFRS 9") addresses the classification, measurement and recognition of financial assets and financial liabilities. IFRS 9 replaces the sections of IAS 39 that relate to the classification and measurement of financial instruments. IFRS 9 requires financial assets to be classified into two measurement categories: those measured at fair value and those measured at amortized cost. The determination is made at initial recognition. The classification depends on the entity's business model for managing its financial instruments and the contractual cash flow characteristics of the instrument. For financial liabilities, the standard retains most of the IAS 39 requirements. The most significant change is, in cases where the fair value option is taken for financial liabilities, that the part of a fair value change due to an entity's own credit risk is recorded in other comprehensive income rather than the income statement. The standard is effective for annual periods beginning on or after January 1, 2015. The Trust has not yet determined the impact of IFRS 9 on its combined financial statements.

  There are a number of amendments to IAS 32 Financial instruments: Presentation ("IAS 32"), relating to offsetting certain assets and liabilities. These amendments are to the application guidance in IAS 32 and clarify some of the requirements for offsetting financial assets and financial liabilities on the balance sheet. The amendments are effective January 1, 2014. The Trust has not yet determined the impact of these amendments on the combined financial statements.

3.     TRANSITION TO IFRS

Reconciliation of Equity as Reported Under U.S. GAAP and IFRS

The Trust has adopted IFRS as its basis of financial reporting effective for the first quarter of 2013 and has prepared its opening IFRS balance sheet using a transition date of January 1, 2012. Comparative figures have also been conformed to comply with IFRS. Prior to the adoption of IFRS, the Trust prepared its financial statements in accordance with U.S. GAAP. The Trust's combined financial statements for the year ending December 31, 2013 will be the first annual financial statements that will be presented in accordance with IFRS.

(a)   Elected exemption from full retrospective application

In preparing these condensed combined financial statements in accordance with IFRS 1, the Trust has applied certain optional exemptions from full retrospective application of IFRS. The optional exemptions applied are described below:

  i)
  Business combinations

    The Trust has applied the business combinations exemption in IFRS 1 to not apply IFRS 3, Business Combinations retrospectively to past business combinations completed prior to January 1, 2012.

  ii)
  Cumulative foreign currency translation differences

    The Trust has elected to set the accumulated foreign currency translation account under U.S. GAAP, which is included in accumulated other comprehensive loss at December 31, 2011, to zero at January 1, 2012.

(b)   Mandatory exceptions to retrospective application

In preparing these condensed combined financial statements in accordance with IFRS 1 the Trust has applied the mandatory exception from full retrospective application under IFRS relating to estimates. Hindsight was not used to create or revise estimates and accordingly the estimates previously made by the Trust under U.S. GAAP are consistent with their application under IFRS.

Granite REIT      2013    45

The following is a reconciliation of the Trust's balance sheet reported in accordance with U.S. GAAP to IFRS at January 1, 2012:

	Note	December 31, 2011 U.S. GAAP	Effect of transition to IFRS	January 1, 2012 IFRS
ASSETS
Non-current assets:
Real estate properties, net/Investment properties	(i)	$1,154,780	$737,071	$1,891,851
Deferred rent receivable	(ii)	12,704	(12,704)	—
Deferred tax assets	(iii)	1,292	(1,292)	—
Other non-current assets	(ii)	6,177	(3,171)	3,006

		1,174,953	719,904	1,894,857
Current assets:
Other current assets		13,553	—	13,553
Cash and cash equivalents		56,908	—	56,908

Total assets		$1,245,414	$719,904	$1,965,318

LIABILITIES AND SHAREHOLDERS' EQUITY
Non-current liabilities:
Senior unsecured debentures, net		$263,236	$—	$263,236
Deferred tax liabilities	(iii)	30,224	163,149	193,373
Deferred revenue	(ii)	3,989	(3,989)	—

		297,449	159,160	456,609
Current liabilities:
Deferred revenue	(ii)	3,599	(1,080)	2,519
Other current liabilities	(v)	35,126	(484)	34,642

Total liabilities		336,174	157,596	493,770

Shareholders' equity	(iv)	909,240	561,394	1,470,634
Non-controlling interests	(v)	—	914	914

Total liabilities and shareholders' equity		$1,245,414	$719,904	$1,965,318

The following is a reconciliation of the Trust's balance sheet reported in accordance with U.S. GAAP to IFRS at September 30, 2012:

	Note	U.S. GAAP	Effect of transition to IFRS	IFRS
ASSETS
Non-current assets:
Real estate properties, net/Investment properties	(i)	$1,119,809	$824,695	$1,944,504
Deferred rent receivable	(ii)	11,571	(11,571)	—
Deferred tax assets	(iii)	1,955	(1,955)	—
Other non-current assets	(ii)	4,947	(2,800)	2,147

		1,138,282	808,369	1,946,651
Current assets:
Other current assets		10,068	—	10,068
Cash and cash equivalents		53,693	—	53,693

Total assets		$1,202,043	$808,369	$2,010,412

46    Granite REIT      2013

	Note	U.S. GAAP	Effect of transition to IFRS	IFRS
LIABILITIES AND SHAREHOLDERS' EQUITY
Non-current liabilities:
Senior unsecured debentures, net		$263,500	$—	$263,500
Deferred tax liabilities	(iii)	30,138	185,153	215,291
Deferred revenue	(ii)	3,170	(3,170)	—

		296,808	181,983	478,791
Current liabilities:
Deferred revenue	(ii)	3,599	(1,085)	2,514
Other current liabilities	(v)	36,345	(486)	35,859

Total liabilities		336,752	180,412	517,164

Shareholders' equity	(iv)	865,291	626,975	1,492,266
Non-controlling interests	(v)	—	982	982

Total liabilities and shareholders' equity		$1,202,043	$808,369	$2,010,412

The following is a reconciliation of the Trust's balance sheet reported in accordance with U.S. GAAP to IFRS at December 31, 2012:

	Note	U.S. GAAP	Effect of transition to IFRS	IFRS
ASSETS
Non-current assets:
Real estate properties, net/Investment properties	(i)	$1,136,158	$807,539	$1,943,697
Deferred rent receivable	(ii)	11,518	(11,518)	—
Deferred tax assets	(iii)	3,924	(3,924)	—
Other non-current assets	(ii)	5,369	(3,212)	2,157

		1,156,969	788,885	1,945,854
Current assets:
Other current assets		10,163	—	10,163
Cash and cash equivalents		51,073	—	51,073

Total assets		$1,218,205	$788,885	$2,007,090

LIABILITIES AND SHAREHOLDERS' EQUITY
Non-current liabilities:
Senior unsecured debentures, net		$263,589	$—	$263,589
Deferred tax liabilities	(iii)	27,626	157,589	185,215
Deferred revenue	(ii)	4,782	(4,782)	—

		295,997	152,807	448,804
Current liabilities:
Deferred revenue	(ii)	5,839	(1,345)	4,494
Other current liabilities	(iii),(v)	39,368	(1,429)	37,939

Total liabilities		341,204	150,033	491,237

Shareholders' equity	(iv)	877,001	637,811	1,514,812
Non-controlling interests	(v)	—	1,041	1,041

Total liabilities and shareholders' equity		$1,218,205	$788,885	$2,007,090

Granite REIT      2013    47

(i)
Investment properties

  The Trust considers its income-producing properties and properties under development to be investment properties under IAS 40. The Trust has elected to use the fair value model for the valuation of its investment properties. The adjustment represents the cumulative unrealized gain in respect of the fair value of the Trust's investment properties, net of related intangible assets and liabilities which are inherently reflected in the fair value of investment properties and the reclassification of straight-line rental revenue (deferred rent receivable) to investment properties.

(ii)
Deferred rent receivable, other assets and certain deferred revenue

  This adjustment represents the reclassification to investment properties of deferred rent receivable, other assets and certain deferred revenue relating to upfront lease payments not reflected in the discounted cash flow analysis to determine fair value for an investment property.

(iii)
Current and deferred income taxes

  Current income tax payable decreased by $0.9 million at December 31, 2012 due to the measurement of current taxes using enacted and substantively enacted rates and legislation as at each balance sheet date as required under IFRS.

  Under IFRS, deferred income taxes are recorded for temporary differences arising in respect of assets and liabilities at the tax rates that are expected to apply to the period when the asset is realized or the liability settled, based on tax rates and laws that have been enacted or substantively enacted by the reporting date. Primarily, as a result of the increase to the carrying value of investment properties from the fair value adjustment on transition, an adjustment to the deferred tax liability has been recorded at January 1, 2012. However, as a result of the REIT conversion which was effective January 3, 2013, deferred income tax amounts related only to Canadian investment properties have been reversed as an adjustment to deferred income tax expense (note 12). The conversion to a REIT did not impact the deferred income tax balances in any other jurisdiction.

(iv)
Cumulative foreign currency translation adjustments

  IAS 21, The Effects of Changes in Foreign Exchange Rates, ("IAS 21") requires an entity to determine the translation differences in accordance with IFRS from the date a subsidiary was formed. In accordance with IFRS 1, the Trust has elected to reset all cumulative translation differences to zero on the date of transition to IFRS.

(v)
Non-controlling interest

  The Trust reclassified an amount previously included in accounts payable and accrued liabilities to non-controlling interest in the condensed combined balance sheet.

  All the above adjustments have been recorded to opening deficit unless otherwise indicated.

48    Granite REIT      2013

Reconciliation of Net Income and Comprehensive Income as Reported under U.S. GAAP and IFRS

The following is a reconciliation of the Trust's net income and comprehensive income reported in accordance with U.S. GAAP to IFRS for the three and nine months ended September 30, 2012 and the year ended December 31, 2012.

	Note	Three months ended September 30, 2012	Nine months ended September 30, 2012	Year ended December 31, 2012
Net income as reported under U.S. GAAP		$18,919	$56,189	$71,337
Differences increasing (decreasing) the reported amounts:
Fair value gains recorded under IFRS	(i)	50,443	74,908	33,343
Depreciation and amortization recorded under U.S. GAAP	(ii)	10,411	31,877	42,529
Deferred tax expense	(iii)	(13,907)	(27,596)	1,796
Current tax expense	(iii)	—	—	920
Other	(iv)	(29)	(39)	(98)

Net income as reported under IFRS		$65,837	$135,339	$149,827

Other comprehensive loss reported under U.S. GAAP		$(19,320)	$(28,475)	$(8,669)
Change in foreign currency translation of foreign operations	(v)	(8,295)	(13,530)	(2,115)

Other comprehensive loss reported under IFRS		(27,615)	(42,005)	(10,784)

Comprehensive income as reported under IFRS		$38,222	$93,334	$139,043

(i)
Fair value gains recorded under IFRS

  In accordance with IFRS and the Trust's policy, the Trust measures investment properties at fair value and records changes in fair value in net income during the period of change.

(ii)
Depreciation and amortization under U.S. GAAP

  Under U.S. GAAP, investment properties were recorded at cost and depreciated over their estimated lives.

(iii)
Deferred and current tax expense

  IFRS transition adjustments have been tax affected.

(iv)
Other

  Certain intangible assets recognized under U.S. GAAP are no longer recognized under IFRS as these values are considered and included in the determination of the fair value of the investment property. Accordingly, the amortization expense associated with these intangibles was reversed. In addition, under IFRS compensation expense is recognized on a proportionate basis consistent with the vesting features of each tranche of the grant whereas under U.S. GAAP compensation expense was recognized on a straight-line basis.

(v)
Change in foreign currency translation of foreign operations

  The changes in foreign currency translation of foreign operations are primarily due to the impact of fluctuations in the foreign exchange rates applied to the fair value gains on the Trust's U.S. dollar and euro investment properties. In addition, IAS 21, The Effects of Changes in Foreign Exchange Rates, requires an entity to determine the translation differences in accordance with IFRS from the date a subsidiary was formed. In accordance with IFRS 1, the Trust has elected to deem all cumulative translation differences to be zero on transition to IFRS.

Adjustments to the Statements of Cash Flows

There were no material adjustments to the operating, investing or financing activity subtotals in the 2012 statements of cash flows as a result of the conversion to IFRS.

Granite REIT      2013    49

4.     ACQUISITIONS

Acquisitions of income-producing properties and development lands completed during the nine months ended September 30, 2013 consist of the following:

(a)  Business combinations — Income-producing properties

On February 13, 2013, the Trust, through a 90% owned subsidiary, DGI LS, LLC, acquired two income-producing multipurpose industrial properties located in the United States. On May 10, 2013, the Trust, through a 95% owned subsidiary, DGI Portland, LLC, acquired an income-producing multipurpose industrial property located in the United States. On August 9, 2013, the Trust acquired a single-tenant incoming-producing logistics — distribution property also located in the United States.

The following table summarizes the consideration paid for the acquisitions, the fair value of assets acquired, liabilities assumed and the non-controlling interest at the acquisition date:

Purchase price consideration:
Cash paid sourced from Credit Facility	$44,076
Cash paid	925
Contingent consideration	688

Total consideration	$45,689

Recognized amounts of identifiable assets acquired and liabilities assumed measured at their respective fair values:
Investment properties	$83,450
Working capital	777
Mortgages payable	(36,437)

Identifiable net assets	47,790
Non-controlling interests	(2,101)

Total	$45,689

During the three and nine months ended September 30, 2013, the Trust recognized $1.8 million and $3.6 million of revenue and $1 million and $2.3 million of net income respectively, related to the acquisitions considered business combinations. Had these acquisitions occurred on January 1, 2013, the Trust would have recognized approximately $5.8 million of revenue and $4 million of net income during the nine month period ended September 30, 2013.

The initial accounting for the assets and liabilities recognized with respect to the acquisitions accounted as business combinations have been completed provisionally and are therefore subject to adjustment.

(b)  Asset purchases — Development lands

On April 15, 2013, the Trust, through a 90% owned subsidiary, DGI Berks, LP, acquired development land in the United States. The Trust, through a 90% owned subsidiary, DGI Shepherdsville, LLC ("DGI Shepherdsville"), also acquired development land in the United States on May 8, 2013. The aggregate purchase price for these development lands was $17 million, which included contingent consideration of $2.8 million.

(c)  Transaction costs and contingent consideration

During the three and nine months ended September 30, 2013, the Trust incurred transaction costs of $0.2 million and $0.9 million, respectively related to the above-mentioned acquisitions considered business combinations. During the third quarter of 2013, the Trust also incurred transaction costs of $5.4 million primarily related to land transfer tax for acquisitions which closed or are expected to close subsequent to September 30, 2013 (notes 23(b) and 23(c)). These amounts are included in acquisition transaction costs on the condensed combined statements of income.

50    Granite REIT      2013

The aggregate contingent consideration payments recognized in connection with the aforementioned transactions are estimated to be $3.6 million and are expected to be settled in 2018. The fair value of the contingent consideration was estimated using an income approach and is dependent upon achieving certain predetermined returns over a five year period. This estimate is dependent upon a number of assumptions which are subject to change over the period to the date of payment. The non-controlling interest in each partnership was determined using the purchase price paid for the Trust's percentage share interest of the respective partnership.

5.     INVESTMENT PROPERTIES

As at	September 30, 2013	December 31, 2012	January 1, 2012
Income-Producing Properties	$2,099,161	$1,941,936	$1,891,851
Properties and Land Under Development	13,087	1,761	—
Land Held For Development	7,930	—	—

	$2,120,178	$1,943,697	$1,891,851

Changes in investment properties are shown in the following table:

	September 30, 2013			December 31, 2012
As at	Income Producing Properties	Properties and Land Under Development	Land Held For Development	Income Producing Properties	Properties Under Development
Balance, beginning of period	$1,941,936	$1,761	$—	$1,891,851	$—
Additions
— Capital expenditures	11,768	6,273	272	14,256	19,295
— Acquisitions	83,450	7,461	9,508	—	—
— Completed projects	2,670	(2,670)	—	17,499	(17,499)
Fair value gains (losses), net	6,518	—	(1,922)	33,133	210
Foreign currency translation, net	64,859	262	72	(11,700)	(245)
Disposals	(10,600)	—	—	(1,221)	—
Other changes	(1,440)	—	—	(1,882)	—

Balance, end of period	$2,099,161	$13,087	$7,930	$1,941,936	$1,761

During the nine month period ended September 30, 2013, the Trust disposed of a 131 thousand square foot investment property for net proceeds of $10.3 million and incurred a $0.3 million loss due to the associated selling costs. During the third quarter of 2012, the Trust disposed of a 138 thousand square foot income-producing property for net proceeds of $1.2 million and recorded a nominal loss on disposal.

The Trust determines the fair value of each income producing property based upon, among other things, rental income from current leases and assumptions about rental income from future leases reflecting market conditions and lease renewal at the applicable balance sheet dates, less future cash outflows in respect of such leases. Fair values are primarily determined by discounting the expected future cash flows, generally over a term of 10 years including a terminal value based on the application of a capitalization rate to estimated year 11 cash flows. Properties and land under development that pertain to expansion projects are measured using a discounted cash flow model, net of costs to complete, as of the balance sheet date unless fair value cannot be determined in which case they are valued at cost. The Trust valued land held for development based on its acquisition date fair value. In accordance with its policy, the Trust measures its investment properties using valuations prepared by management. The Trust does not measure its investment properties

Granite REIT      2013    51

based on valuations prepared by external appraisers but considers the result of such appraisals in arriving at its own conclusions on values.

Investment property fair values are most sensitive to changes in lease renewal assumptions, discount rates and capitalization rates. The key valuation metrics for investment properties are set out below:

	September 30, 2013			December 31, 2012			January 1, 2012
As at	Maximum	Minimum	Weighted average	Maximum	Minimum	Weighted average	Maximum	Minimum	Weighted average
Canada
Discount rate	8.50%	6.50%	7.76%	8.75%	6.50%	7.87%	8.75%	6.50%	8.11%
Terminal cap rate	8.50%	5.75%	7.25%	8.75%	5.75%	7.36%	9.00%	5.75%	7.61%
United States
Discount rate	14.00%	8.25%	9.68%	14.00%	8.45%	10.07%	14.00%	8.45%	10.18%
Terminal cap rate	13.00%	7.75%	9.53%	13.00%	9.00%	9.92%	13.00%	9.25%	10.04%
Mexico
Discount rate	13.25%	12.25%	12.98%	12.50%	11.25%	11.99%	12.75%	11.50%	12.16%
Terminal cap rate	13.75%	11.25%	12.96%	12.75%	10.25%	11.87%	12.75%	10.50%	11.99%
Germany
Discount rate	9.25%	8.25%	8.36%	9.25%	8.25%	8.37%	9.50%	8.50%	8.63%
Terminal cap rate	9.25%	8.75%	8.84%	9.25%	8.75%	8.87%	9.50%	9.00%	9.13%
Austria
Discount rate	9.00%	8.25%	8.39%	9.00%	8.25%	8.36%	9.00%	8.50%	8.60%
Terminal cap rate	9.50%	8.75%	8.88%	9.50%	8.75%	8.88%	9.50%	9.00%	9.10%
Other
Discount rate	11.00%	9.75%	10.11%	11.50%	9.50%	9.78%	11.75%	9.50%	9.75%
Terminal cap rate	10.50%	8.50%	10.18%	11.75%	8.50%	10.22%	12.00%	8.50%	10.16%

On September 20, 2013, Granite entered into a non-binding letter of intent (the "LOI") for the sale to Magna of Granite's portfolio of Mexican properties currently leased to Magna and representing an aggregate of approximately 2.4 million square feet. The LOI provided for a purchase price of U.S. $105 million.

Included in investment properties is $10.9 million (December 31, 2012 — $11.5 million; January 1, 2012 — $12.7 million) of net straight-line rent receivable arising from the recognition of rental revenue on a straight-line basis over the lease term.

Details about contractual obligations to purchase, construct and develop properties can be found in the commitments and contingencies note (note 22).

Minimum rental commitments on non-cancellable tenant operating leases are as follows:

Not later than 1 year	$186,517
Later than 1 year and not later than 5 years	615,019
Later than 5 years	169,354

$970,890

6.     NOTES RECEIVABLE

At September 30, 2013, the Trust had a non-interest bearing note with a remaining balance of U.S. $0.5 million. The Trust entered into a settlement agreement on February 28, 2013 for U.S. $5 million relating to a holdback receivable ("Meadows note") of a former subsidiary's sale of its racetrack in 2006. The note was payable in U.S. $0.5 million monthly instalments (the Trust's share), commencing March 31, 2013. The final instalment was received on October 4, 2013.

In August 2013, the Trust received U.S. $2.5 million relating to the final instalment of an unsecured note, which bore interest at 5.0% per annum.

52    Granite REIT      2013

7.     OTHER ASSETS

Other assets consist of:

As at	September 30, 2013	December 31, 2012	January 1, 2012
Deferred financing costs	$1,719	$222	$—
Long-term receivables	517	98	427
Interest rate caps (note 9)	647	—	—
Deposits	272	—	—

	$3,155	$320	$427

During the third quarter of 2013, the Trust incurred deferred financing costs of $1.0 million with respect to senior debentures issued on October 2, 2013 (note 23(a)). These costs will be netted against the debt and amortized to interest expense over the term to maturity. During the third quarter of 2013, the Trust also incurred deferred financing costs of $0.2 million with respect to a construction loan (note 9(b)).

8.     SENIOR UNSECURED DEBENTURES, NET

On December 22, 2004, Granite Co. issued $265.0 million of 6.05% senior unsecured debentures (the "Debentures") due December 22, 2016, at a price of $995.70 per $1,000.00 of principal amount. The Debentures rank equally with all the Trust's existing and future senior unsecured indebtedness.

The Debentures are redeemable, in whole or in part, at Granite's option at any time and from time to time, at a price equal to accrued and unpaid interest plus the greater of (a) 100% of the principal amount of the Debentures to be redeemed; and (b) the Canada Yield Price. The Canada Yield Price means, in respect of a Debenture, a price equal to which, if the Debenture were to be issued at such price on the redemption date, would provide a yield thereon from the redemption date to its maturity date equal to 42.5 basis points above the yield that a non-callable Government of Canada bond, trading at par, would carry if issued on the redemption date with a maturity date of December 22, 2016. At September 30, 2013, all of the Debentures remained outstanding.

Interest on the Debentures is payable on a semi-annual basis on June 22 and December 22 of each year. The unamortized portion of the $3.1 million of expenses incurred in connection with the issuance of the Debentures is presented as a reduction of the carrying amount on the Trust's condensed combined balance sheets. These costs, together with the discount in the issue price of the Debentures of $1.1 million, are being accreted into the carrying value of the Debentures over the term to maturity with a corresponding charge to interest expense following the effective interest method.

9.     SECURED LONG-TERM DEBT

(a)
Mortgages payable

  The Trust has two mortgages payable totaling $37.5 million (U.S. $36.5 million) relating to the two business acquisitions completed on February 13 and May 10, 2013 (note 4(a)). The mortgages mature on June 10, 2017 and May 10, 2018 respectively and both bear interest at LIBOR plus 2.5%. As a condition of the mortgage agreements, the Trust was required to hedge its interest rate exposure. Accordingly, it purchased interest rate caps for 100% of the mortgage amounts and for the duration of the mortgages

Granite REIT      2013    53

  thereby limiting its exposure to interest rate fluctuations to a maximum of 4%. The mortgages payable balance is net of deferred financing costs of $0.2 million. Principal mortgage repayments are as follows:

2013	$—
2014	209
2015	792
2016	888
2017	23,792
2018	11,808

$37,489

  The mortgages are recourse to the properties acquired, having a carrying value of $63.3 million at September 30, 2013, which are pledged as collateral.

(b)
Construction loan

  On July 25, 2013, DGI Shepherdsville entered into a construction loan (the "Construction Loan") for U.S. $17 million relating to the development land purchased in the United States (note 4(b)). The Construction Loan bears interest at LIBOR plus 2.25% and matures on July 25, 2016. Proceeds from the Construction Loan may only be used to pay for the construction cost of improvements on the property and other related costs, and loan advances will be made based on the value of the work completed. The maximum amount available under the Construction Loan may be increased to U.S. $19 million, subject to certain terms and conditions being met. DGI Shepherdsville also has the option to extend the maturity date for two successive periods to July 25, 2017 and 2018, subject to certain terms and conditions. The Construction Loan is secured by a first mortgage lien on the property. At September 30, 2013, no amounts had been drawn under the Construction Loan.

10.  BANK INDEBTEDNESS

Effective February 1, 2013, the Trust entered into an unsecured senior revolving credit facility in the amount of $175 million that is available by way of Canadian dollar, U.S. dollar or euro denominated loans or letters of credit (the "Credit Facility") and matures on February 1, 2015. However, the Trust has the option to extend the maturity date by one year to February 1, 2016, subject to the agreement of lenders in respect of a minimum of 66 2/3% of the aggregate amount committed under the Credit Facility. The Credit Facility provides the Trust with the ability to increase the amount of the commitment by an additional aggregate principal amount of up to $75 million with the consent of the participating lenders. Interest on drawn amounts is calculated based on an applicable margin determined by the Trust's external credit rating. Based on the current credit rating, the Trust would be subject to interest at a rate per annum equal to the base rate (i.e. LIBOR, Canadian prime business rate or eurocurrency rate) depending on the currency the Trust borrows in plus an applicable margin of up to 1.63%. At September 30, 2013, the Trust had $61.2 million drawn under the Credit Facility, which consists of draws of U.S. $50 million and euro 7 million, and $1.2 million in letters of credit issued against the Credit Facility. On October 7, 2013, euro 7 million of the Credit Facility was repaid.

The Trust previously had an unsecured senior revolving credit facility in the amount of $50 million that was replaced by the above mentioned Credit Facility and was available by way of Canadian dollar, U.S. dollar or euro denominated loans or letters of credit (the "2012 Granite Credit Facility"). The 2012 Granite Credit Facility was entered into February 7, 2012 and was scheduled to mature on February 7, 2014. Interest on drawn amounts was calculated based on an applicable margin determined by the Trust's external credit rating. During 2012, the Trust was subject to interest at a rate per annum equal to the base rate (i.e. LIBOR, Canadian prime business rate or Canadian dollar bankers' acceptance rate) depending on the currency borrowed in plus an applicable margin of up to 1.75%. No amounts were drawn under the 2012 Granite Credit Facility as at December 31, 2012. The Trust did not have a credit facility as at January 1, 2012.

54    Granite REIT      2013

11.  ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

Accounts payable and accrued liabilities consist of:

As at	September 30, 2013	December 31, 2012	January 1, 2012
Accounts payable	$5,924	$5,558	$4,538
Accrued salaries and wages	2,876	3,913	1,549
Accrued acquisition costs	4,892	—	—
Accrued interest payable	4,454	387	387
Accrued construction payable	3,500	8,167	4,233
Accrued stapled unit options	281	—	—
Accrued executive deferred stapled units	1,145	—	—
Accrued trustee/director unit-based compensation	2,973	2,283	986
Other accrued liabilities	4,008	5,647	2,264

	$30,053	$25,955	$13,957

12.  INCOME TAXES

The income tax recovery for the three month period ended September 30, 2013 was $2.4 million compared to $17 million expense in the prior year period. In the third quarter of 2013, the Trust recognized $3.6 million of deferred tax recovery related to changes in fair values on investment properties, foreign operations and Canadian corporate entities subject to tax. Excluding the change in previously unrecognized tax benefits of approximately $0.4 million, there was $1.6 million of current tax expense primarily associated with foreign operations. The effective income tax rate for the third quarter of 2013 was a recovery of 31.4% compared to an expense of 20.5% in the third quarter of 2012.

The income tax recovery for the nine month period ended September 30, 2013 was $33.4 million compared to an income tax expense of $40.1 million in the prior year period. The $33.4 million income tax recovery is comprised of (i) the reversal of $41.9 million in Canadian deferred tax liabilities as a result of the conversion to a REIT; (ii) $4.6 million of deferred tax expense related to changes in fair values on investment properties, foreign operations and Canadian corporate entities subject to tax; (iii) $5.2 million of current tax expense associated with foreign operations; and (iv) $1.3 million recovery of other items including the change in previously unrecognized tax benefits and the settlement of tax examinations in Canada, Germany and the United States which were recorded in the first and third quarters of 2013. Excluding the aforementioned $41.9 million reversal, the income tax expense for the nine months ended September 30, 2013 was $8.5 million representing an effective tax rate of 7.4% compared to $40.1 million in the prior year period, representing an effective tax rate of 22.9%. Included in current tax expense and deferred tax recovery for the nine month periods ended September 30, 2013 was a $4.2 million net withholding tax payment largely related to the repatriation of prior years' earnings from foreign operations that was offset by the reversal of the deferred tax expense recorded in prior periods.

The effective tax rate for the three and nine month periods ended September 30, 2013 is lower than prior year periods primarily due to the REIT conversion, which results in a significantly lower income tax expense in Canada and no current income tax being recorded in the United States. The effective tax rate for the nine month period ended September 30, 2013 also reflects the favourable impact of previously unrecognized tax benefits and the settlement of tax examinations in Canada, Germany and the United States which were recorded in the first and third quarters of 2013.

13.  STAPLED UNITHOLDERS' AND SHAREHOLDERS' EQUITY

(a)
Stapled Units and Common Shares

  In accordance with the Arrangement (note 1), effective January 3, 2013, all the common shares of Granite Co. were exchanged, on a one-for-one basis, for stapled units, each of which consists of one unit

Granite REIT      2013    55

  of Granite REIT and one common share of Granite GP. Granite REIT is authorized to issue an unlimited number of units. Granite GP's authorized share capital consists of an unlimited number of common shares without par value. Each stapled unit is entitled to distributions and/or dividends in the case of Granite GP as and when declared and, in the event of termination of Granite REIT and Granite GP, to the net assets of Granite REIT and Granite GP remaining after satisfaction of all liabilities.

(b)
Unit-based Compensation

  Incentive Stock Option Plan

  On August 29, 2003, Granite Co.'s Board of Directors approved the Incentive Stock Option Plan (the "Option Plan"), which allows for the grant of stock options or stock appreciation rights to directors, officers, employees and consultants. As a result of the Arrangement, option holders exchanged their existing options to acquire Granite Co. common shares for options to acquire stapled units on a one-for-one basis. The Option Plan was also amended in connection with the Arrangement to make other changes required to conform to the REIT structure. At September 30, 2013, a maximum of 2 million stapled units are available to be issued under the Option Plan. Options expire on the 10th anniversary of the date of grant, subject to earlier cancellation from events specified in each recipient's option agreement. No options have been granted since August 2010.

  A reconciliation of the changes in the options outstanding is presented below:

	Nine Months Ended September 30,
	2013		2012
	Number (000s)	Weighted Average Exercise Price	Number (000s)	Weighted Average Exercise Price
Options outstanding, January 1	205	$32.01	235	$31.99
Exercised	(50)	31.85	(30)	31.85

Options outstanding and exercisable, March 31	155	32.07	205	32.01
Exercised	(55)	28.70	—	—

Options outstanding and exercisable, June 30 and September 30	100	$33.92	205	$32.01

  Options Outstanding and Exercisable

Year of Issuance	Number (000s)	Exercise Price	Weighted Average Remaining Life in Years
2004	50	$35.62	1.2
2007	50	32.21	4.0

	100	$33.92	2.6

  Director/Trustee Deferred Share Unit Plan

  Effective November 3, 2003, Granite Co. established a Non-Employee Director Share-Based Compensation Plan (the "DSP"), which provides for a deferral of up to 100% of each outside director's total annual remuneration, at specified levels elected by each director, until such director ceases to be a director. In connection with the Arrangement, effective January 3, 2013, the DSP was amended to entitle the holder to receive a payment based on the fair market value of a preferred share of Granite Co. that is equal in value to a stapled unit of the Trust. In addition, effective January 3, 2013, a new deferred share

56    Granite REIT      2013

  unit plan (the "new DSP") was established by Granite GP whereby each non-employee director/trustee is entitled to receive a portion of their annual retainer (and to elect to receive up to 100% of their annual remuneration) as deferred share units, which entitles them to receive a payment based on the fair market value of a preferred share of Granite Co. that is equal in value to a stapled unit.

  The amounts deferred under the DSP and new DSP plans are reflected by notional deferred share units ("DSUs") whose value at the time that the particular payment to the director is determined reflects the fair market value of the Granite Co. preferred shares. The value of a DSU thus appreciates or depreciates with changes in the market price of the stapled units. The DSP and new DSP also provide for the accrual of notional distribution equivalents on any distributions paid on the stapled units. Under the DSP and new DSP, when a director or trustee leaves the Board, the director or trustee receives a cash payment at an elected date equal to the value of the accrued DSUs at such date. There is no option under the DSP and new DSP for directors or trustees to receive stapled units in exchange for DSUs.

  A reconciliation of the changes in DSUs outstanding is presented below:

	Nine Months Ended September 30,
	2013		2012
	Number (000s)	Weighted Average Grant Date Fair Value	Number (000s)	Weighted Average Grant Date Fair Value
DSUs outstanding, January 1	61	$30.95	31	$26.73
Granted	6	38.74	7	34.13

DSUs outstanding, March 31	67	31.68	38	28.12
Granted	7	37.34	8	33.71

DSUs outstanding, June 30	74	32.21	46	29.12
Granted	6	36.82	7	35.58

DSUs outstanding, September 30	80	$32.57	53	$30.05

  Executive Deferred Stapled Unit Plan

  Effective August 7, 2011, Granite Co. established an Executive Share Unit Plan which was amended, effective January 3, 2013, as a result of the Arrangement to conform to the REIT structure (the "Stapled Unit Plan"). The Stapled Unit Plan is designed to provide equity-based compensation in the form of stapled units to executives and other key employees (the "Participants"). The maximum number of stapled units which may be issued pursuant to the Stapled Unit Plan is 1 million. The Stapled Unit Plan entitles a Participant to receive a stapled unit or a cash payment equal to the market value of the stapled unit, which on any date is the volume weighted average trading price of a stapled unit on the TSX or NYSE over the preceding five trading days. The form of redemption of the stapled units is determined by the Compensation Committee and is not at the option of the Participant. Vesting conditions in respect of a grant are determined by the Compensation Committee at the time the grant is made and may result in the vesting of more or less than 100% of the number of stapled units. The Stapled Unit Plan also provides for the accrual of distribution equivalent amounts based on distributions paid on the stapled units. Stapled units are, unless otherwise agreed, settled within 60 days following vesting.

Granite REIT      2013    57

  A reconciliation of the changes in stapled units outstanding is presented below:

	Nine Months Ended September 30,
	2013		2012
	Number (000s)	Weighted Average Grant Date Fair Value	Number (000s)	Weighted Average Grant Date Fair Value
Stapled units outstanding, January 1	38	$35.63	26	$25.42
Granted	28	39.23	31	35.77
Settled	(4)	35.47	—	—
Forfeited	—	—	(4)	25.42

Stapled units outstanding, March 31	62	37.37	53	32.16
Granted	1	38.50	1	33.95
Settled	—	—	(9)	25.59

Stapled units outstanding, June 30	63	37.38	45	33.16
Granted	1	36.11	1	35.87
Settled	—	—	(15)	25.64

Stapled units outstanding, September 30	64	$37.37	31	$35.72

  At September 30, 2013, unrecognized compensation cost related to the Stapled Unit Plan was $1.2 million, which will be amortized over the weighted average remaining requisite service period of approximately 1.4 years.

  During the three month period ended September 30, 2013, the Trust recognized unit-based compensation expense of $0.7 million (2012 — $0.4 million), which includes a $0.3 million expense (2012 — $0.3 million) pertaining to the DSP and new DSP, a $0.3 million expense (2012 — $0.1 million) pertaining to the Stapled Unit Plan and a $0.1 million expense related to the re-measurement of the Option Plan liability in the period.

  During the nine month period ended September 30, 2013, the Trust recognized unit-based compensation expense of $1.4 million (2012 — $1.3 million), which includes a $0.7 million expense (2012 — $0.9 million) pertaining to the DSP and new DSP, a $0.7 million expense (2012 — $0.4 million) pertaining to Stapled Unit Plan and a net expense of nil related to the re-measurement of the Option Plan liability in the period.

14.  DISTRIBUTIONS TO STAPLED UNITHOLDERS

Total distributions declared to stapled unitholders in the three month period ended September 30, 2013 were $24.6 million (2012 — $23.4 million) or 52.5 cents per stapled unit (2012 — $0.50 per common share). Total distributions declared to stapled unitholders in the nine month period ended September 30, 2013 were $73.9 million (2012 — $70.1 million) or $1.58 per stapled unit (2012 — $1.49 per common share). At September 30, 2013, $8.2 million, representing the September 2013 distribution, remained unpaid. On October 17, 2013, the Trust declared a distribution of 17.5 cents per stapled unit or $8.2 million which will be paid on November 15, 2013.

58    Granite REIT      2013

15.  OPERATING COSTS AND EXPENSES (INCOME)

a)
Property operating costs consist of:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2013	2012	2013	2012
Non-recoverable from tenants
Property taxes	$290	$176	$750	$704
Repairs and maintenance	148	87	374	172
Utilities	30	32	130	140
Environmental and appraisals	225	342	699	1,458
Other	404	156	1,108	709

	$1,097	$793	$3,061	$3,183

	Three Months Ended September 30,		Nine Months Ended September 30,
	2013	2012	2013	2012
Recoverable from tenants
Property taxes	$187	$—	$366	$—
Repairs and maintenance	39	—	107	—
Utilities	30	—	65	—
Other	121	—	261	—

	$377	$—	$799	$—

b)
General and administrative expenses consist of:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2013	2012	2013	2012
Salaries and benefits	$3,366	$2,718	$9,440	$8,596
Audit, legal and consulting	783	938	2,755	2,847
REIT conversion and reorganization related costs	315	2,545	2,312	4,133
Trustee/director fees and related expenses	554	486	1,355	1,297
Other	912	1,174	3,305	3,734

	$5,930	$7,861	$19,167	$20,607

Granite REIT      2013    59

c)
Interest expense and other financing costs, net consist of:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2013	2012	2013	2012
Interest, accretion and costs on Debentures	$4,096	$4,096	$12,289	$12,289
Interest on mortgages payable	261	—	599	—
Amortization of deferred financing costs	115	51	489	137
Other interest	389	78	885	200

	4,861	4,225	14,262	12,626
Capitalized interest	(48)	(261)	(110)	(397)
Interest income	(66)	(126)	(219)	(433)

	$4,747	$3,838	$13,933	$11,796

d)
Fair value gains (losses) on financial instruments consist of:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2013	2012	2013	2012
Foreign exchange forward contracts	$101	$225	$(206)	$226
Interest rate caps	(97)	—	62	—

	$4	$225	$(144)	$226

16.  SEGMENTED DISCLOSURE INFORMATION

The Trust has one reportable segment — the ownership and rental of industrial real estate. The following tables present certain information with respect to geographic segmentation:

	Three Months Ended September 30,		Nine Months Ended September 30,
Revenues	2013	2012	2013	2012
Canada	$15,812	$15,394	$46,933	$46,063
United States	10,467	7,763	29,344	23,586
Mexico	3,404	3,057	9,907	9,258
Austria	15,330	13,128	45,177	40,554
Germany	4,881	4,194	14,109	12,858
Other Europe	1,075	1,149	3,099	3,481

	$50,969	$44,685	$148,569	$135,800

60    Granite REIT      2013

For the three and nine month periods ended September 30, 2013, revenues from Magna were approximately 93% (2012 — 96%) and 94% (2012 — 96%), respectively, of the Trust's total revenues.

Investment properties	As at September 30, 2013	As at December 31, 2012	As at January 1, 2012
Canada	$717,971	$707,526	$687,218
United States	429,574	309,100	296,161
Mexico	107,993	113,017	112,772
Austria	651,408	603,976	590,603
Germany	178,574	173,474	168,583
Other Europe	34,658	36,604	36,514

	$2,120,178	$1,943,697	$1,891,851

17.  EARNINGS PER STAPLED UNIT OR COMMON SHARE

Basic and diluted earnings per stapled unit or common share for the three and nine month periods ended September 30, 2013 and 2012 are computed using the following inputs:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2013	2012	2013	2012
Net income attributable to stapled unitholders' or common shareholders'	$9,791	$65,824	$147,630	$135,290

Weighted average number of stapled units or common shares outstanding during the period — basic (in thousands)	46,942	46,824	46,919	46,863
Adjustment:
Options and stapled/share units	6	22	19	20

Weighted average number of stapled units or common shares outstanding during the period — diluted (in thousands)	46,948	46,846	46,938	46,883

The computation of diluted earnings per stapled unit or share for the three and nine month periods ended September 30, 2013 excludes the effect of the potential exercise of nil options (2012 — nil and 50,000 for the three and nine month periods ended, respectively) to acquire stapled units or common shares because these options were anti-dilutive.

18.  DETAILS OF CASH FROM OPERATING ACTIVITIES

(a)
Items not involving current cash flows are shown in the following table:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2013	2012	2013	2012
Straight-line rent adjustment	$295	$284	$1,143	$1,008
Unit-based compensation expense	702	437	1,365	1,091
Fair value losses (gains) on investment properties	25,065	(50,443)	(4,596)	(74,908)
Depreciation and amortization	115	95	337	139
Gain on settlement of Meadows note	—	—	(5,143)	—
Fair value losses (gains) on financial instruments	(4)	(225)	144	(226)
Amortization of deferred financing costs	115	51	489	137
Deferred income taxes	(3,530)	13,964	(41,454)	27,622
Other	(349)	241	923	474

	$22,409	$(35,596)	$(46,792)	$(44,663)

Granite REIT      2013    61

(b)
Changes in working capital balances are shown in the following table:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2013	2012	2013	2012
Accounts receivable	$(273)	$(509)	$482	$4,135
Prepaid expenses and other	(766)	(576)	(336)	(426)
Accounts payable and accrued liabilities	9,961	6,253	4,742	7,688
Income taxes payable	(199)	(6,584)	(5,557)	(9,920)
Deferred revenue	445	(1,680)	(893)	35
Restricted cash	59	(465)	522	(465)

	$9,227	$(3,561)	$(1,040)	$1,047

(c)
Non-cash investing and financing activities

  During the nine month period ended September 30, 2013, 4 thousand stapled units with a value of $0.2 million were issued under the Trust's executive deferred stapled unit plan.

  During the third quarter of 2012, 15 thousand common shares with a value of $0.4 million were issued under the Trust's executive deferred stapled unit plan.

19.  FAIR VALUE AND RISK MANAGEMENT

(a)
Fair Value

  The fair value of the Trust's accounts receivable, cash and cash equivalents, restricted cash, bank indebtedness, accounts payable and accrued liabilities and distributions payable approximate their carrying amounts due to the relatively short periods to maturity of these financial instruments.

  The fair value of the note receivable, which was settled in October 2013, approximated its carrying value due to the short period to maturity.

  The fair value of the senior unsecured debentures is determined using the quoted market price of the Debentures. At September 30, 2013, the fair value was approximately $282.7 million (December 31, 2012 — $294.2 million; January 1, 2012 — $291.8 million).

  The fair value of the mortgages payable approximate their carrying amount as they were drawn recently and bear interest at rates comparable to current market rates that would be used to calculate fair value.

  At September 30, 2013, the Trust held two foreign exchange forward contracts to purchase $11.8 million and sell euro 8.6 million. The Trust periodically purchases these contracts to hedge specific anticipated foreign currency transactions and mitigate its foreign exchange exposure on its net cash flows. Based on the foreign exchange rates at September 30, 2013, the fair value of these foreign exchange contracts is a liability of $0.2 million (December 31, 2012 — liability of $0.4 million on two contacts outstanding; January 1, 2012 — no contracts outstanding). The Trust recorded an unrealized fair value gain of $0.1 million for the three months ended September 30, 2013 (2012 — fair value gain of $0.2 million). For the nine months ended September 30, 2013, the Trust recorded an unrealized fair value loss of $0.2 million (2012 — fair value gain of $0.2 million).

  As disclosed in note 9, the Trust entered into two interest rate caps to hedge the interest rate risk associated with the mortgages payable. The interest rate caps have not been designated and the Trust is not employing hedge accounting for these instruments. The fair value of the interest rate caps at September 30, 2013 was $0.6 million. During the three and nine month periods ended September 30, 2013, the Trust recorded an unrealized net fair value loss of $0.1 million (2012 — nil) and an unrealized net fair value gain of $0.1 million (2012 — nil), respectively.

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  Fair value measurements are based on inputs of observable and unobservable market data that a market participant would use in pricing an asset or liability. IFRS establishes a fair value hierarchy which is summarized below:

Level 1:	Fair value determined based on quoted prices in active markets for identical assets or liabilities.
Level 2:	Fair value determined using significant observable inputs, generally either quoted prices in active markets for similar assets or liabilities or quoted prices in markets that are not active.
Level 3:	Fair value determined using significant unobservable inputs, such as pricing models, discounted cash flows or similar techniques.

  The following tables represent information related to the Trust's financial instruments measured at fair value on a recurring and non-recurring basis and the level within the fair value hierarchy in which the fair value measurements fall.

As at September 30, 2013	Level 1	Level 2	Level 3
ASSETS AND LIABILITIES CARRIED AT FAIR VALUE ON A RECURRING BASIS
Assets carried at fair value
Interest rate caps included in other assets	$—	$647	$—
Liabilities carried at fair value
Foreign exchange forward contracts included in accounts payable and accrued liabilities	—	206	—

Net Assets carried at fair value	$—	$441	$—

As at December 31, 2012	Level 1	Level 2	Level 3
ASSETS AND LIABILITIES CARRIED AT FAIR VALUE ON A RECURRING BASIS
Liabilities carried at fair value
Foreign exchange forward contracts included in accounts payable and accrued liabilities	$—	$359	$—

  There were no financial instruments measured at fair value on a recurring or non-recurring basis as at January 1, 2012.

(b)
Risk Management

  The main risks arising from the Trust's financial instruments are credit, interest rate, foreign exchange and liquidity risks. The Trust's approach to managing these risks is summarized below:

  (i)
  Credit risk

    The Trust's financial assets that are exposed to credit risk consist primarily of cash and cash equivalents, accounts receivable and notes receivable.

    Cash and cash equivalents include short-term investments, such as commercial paper, which are invested in governments, financial institutions and corporations with a minimum credit rating of A- (based on Standard & Poor's ("S&P") rating scale) or A3 (based on Moody's Investor Services' rating scale). Concentration of credit risk is further reduced by limiting the amount that is invested in any one government, financial institution or corporation.

    Magna accounts for approximately 94% of the Trust's rental revenue. Although its operating subsidiaries are not individually rated, Magna International Inc. has an investment grade credit rating from S&P and Dominion Bond Rating Service which mitigates the Trust's credit risk. Substantially all

Granite REIT      2013    63

    of the Trust's accounts receivable are collected within 30 days. The balance of accounts receivable past due is not significant.

    Credit risk arises on notes receivable in the event that the note holder defaults on the repayment to the Trust. The Trust manages this risk by attempting to ensure that adequate security is provided and that the repayment terms are short-term.

  (ii)
  Interest rate risk

    As at September 30, 2013, the Trust's exposure to interest rate risk is not significant. Approximately 73% of the Trust's debt consists of $263.9 million of senior unsecured debentures that have a fixed interest rate of 6.05% and mature in December 2016. The interest rate on the $37.3 million mortgage debt, maturing in June 2017 and May 2018, is capped at 4% as a result of the interest caps that were entered into. As a result, only 17% or $61.2 million of the Trust's debt is exposed to variable interest rate risk.

  (iii)
  Foreign exchange risk

    As at September 30, 2013, the Trust is exposed to foreign exchange risk primarily in respect of movements in the euro and the U.S. dollar. The Trust is structured such that its foreign operations are primarily conducted by entities with a functional currency which is the same as the economic environment in which the operations take place. As a result, the net income impact of currency risk associated with financial instruments is limited as its financial assets and liabilities are generally denominated in the functional currency of the subsidiary that holds the financial instrument. However, the Trust is exposed to foreign currency risk on its net investment in its foreign currency denominated operations and certain Trust level foreign currency denominated assets and liabilities. At September 30, 2013, the Trust's foreign currency denominated net assets are $1.1 billion primarily in U.S. dollars and euros. A 1% change in the U.S. dollar and euro exchange rates relative to the Canadian dollar will result in a gain or loss of approximately $2.9 million and $7.8 million, respectively, to comprehensive income.

    Granite generates rental income that is not all denominated in Canadian dollars. Since the financial results are reported in Canadian dollars, the Trust is subject to foreign currency fluctuations that could, from time to time, have an impact on the operating results. For the three month period ended September 30, 2013, a 1% change in the U.S. dollar and euro exchange rates relative to the Canadian dollar would have impacted rental income and tenant recoveries by approximately $0.1 million and $0.2 million, respectively. For the nine month period ended September 30, 2013, a 1% change in the U.S. dollar and euro exchange rates relative to the Canadian dollar would have impacted rental income and tenant recoveries by approximately $0.4 million and $0.6 million respectively.

    In the three months ended September 30, 2013, the Trust designated its euro borrowings of 7 million under the Credit Facility as a hedge of its net investment in the European operations. In addition, in the nine months ended September 30, 2013, the Trust designated its U.S. dollar borrowings of $50 million under the Credit Facility as a hedge of its net investment in the U.S. operations.

  (iv)
  Liquidity risk

    Liquidity risk is the risk the Trust will encounter difficulties in meeting its financial obligations. The Trust will be subject to the risks associated with debt financing, including the risk that it's Credit Facility, mortgages payable and the Construction Loan will not be able to be refinanced. The Trust's objectives in minimizing liquidity risk are to maintain prudent levels of leverage on its investment properties and stagger its debt maturity profile. In addition, the Declaration of Trust establishes certain debt ratio limits.

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20.  CAPITAL MANAGEMENT

The Trust's capital structure comprises the total of the stapled unitholders' equity and consolidated debt. The total managed capital of the Trust is summarized below:

As at	September 30, 2013	December 31, 2012	January 1, 2012
Debentures	$263,853	$263,589	$263,236
Secured long-term debt	37,274	—	—
Bank indebtedness	61,169	—	—

Total debt	362,296	263,589	263,236
Stapled unitholders' or shareholders' equity	1,647,540	1,514,812	1,470,634

Total managed capital	$2,009,836	$1,778,401	$1,733,870

The Trust manages, monitors and adjusts its capital balances in response to the availability of capital, economic conditions and investment opportunities with the following objectives in mind:

•
Compliance with investment and debt restrictions pursuant to the Declaration of Trust;

•
Compliance with existing debt covenants;

•
Maintaining investment grade credit ratings;

•
Supporting the Trust's business strategies including: ongoing operations, property development and acquisitions;

•
Generating stable and growing cash distributions; and

•
Building long-term unitholder value.

The Declaration of Trust contains certain provisions with respect to capital management which include:

•
The Trust shall not incur or assume any indebtedness if, after giving effect to the incurring or assumption of the indebtedness, the total indebtedness of the Trust would be more than 65% of the Gross Book Value (as defined in the Declaration of Trust); and

•
The Trust shall not invest in raw land for development, except for (i) existing properties with additional development, (ii) the purpose of renovating or expanding existing properties, or (iii) the development of new properties, provided that the aggregate cost of the investments of the Trust in raw land, after giving effect to proposed investment, will not exceed 15% of Gross Book Value.

Currently, the Trust's consolidated debt consists of the Credit Facility, the Debentures, property specific mortgage financing and the Construction Loan and each of these components has various financial covenants. These covenants are defined within the relevant document and, depending on the debt instrument, include a total indebtedness ratio, a secured indebtedness ratio, interest and asset coverage ratio, unencumbered asset ratio and maximum payout ratio. The Trust monitors these provisions and covenants and was in compliance with their respective requirements at September 30, 2013.

Distributions are made at the discretion of the Board of Trustees (the "Board"). However, Granite REIT intends to distribute each year all of its taxable income as calculated in accordance with the Income Tax Act. For the fiscal year 2013, it is currently anticipated that the Trust will provide to its unitholders a monthly distribution of $0.175 per stapled unit. The Board determined this distribution level having considered, among other factors, estimated 2013 funds from operations and capital requirements, the alignment of its current and targeted payout ratios with the Trust's strategic objectives and compliance with the above noted provisions and financial covenants.

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21.  COMBINED FINANCIAL INFORMATION

The condensed combined financial statements include the financial position and results of operations and cash flows of each of Granite REIT and Granite GP. Prior to January 3, 2013, the operating results were consolidated by Granite Co. and therefore there is no comparative financial information presented. Below is a summary of the financial information for each entity along with the elimination entries and other adjustments that aggregate to the condensed combined financial statements:

	As at September 30, 2013
Condensed Balance Sheet	Granite REIT	Granite GP	Eliminations/ Adjustments	Granite REIT and Granite GP Combined
ASSETS
Non-current assets:
Investment properties	$2,120,178			$2,120,178
Deferred tax assets	6,260			6,260
Investment in Granite LP	—	2	(2)	—
Other non-current assets	4,811			4,811

	2,131,249	2	(2)	2,131,249
Current assets:
Other current assets	14,987			14,987
Intercompany receivable	—	61	(61)	—
Cash and cash equivalents	76,934	28		76,962

Total assets	$2,223,170	91	(63)	$2,223,198

LIABILITIES AND STAPLED UNITHOLDERS' EQUITY
Non-current liabilities:
Senior unsecured debentures, net	$263,853			$263,853
Deferred tax liabilities	157,790			157,790
Other non-current liabilities	40,893			40,893

	462,536			462,536
Current liabilities:
Bank indebtedness	61,169			61,169
Intercompany payable	61		(61)	—
Other current liabilities	47,154	89		47,243

Total liabilities	570,920	89	(61)	570,948

Equity:
Stapled unitholders' equity	1,647,538	2		1,647,540
Non-controlling interests	4,712		(2)	4,710

Total liabilities and stapled unitholders' equity	$2,223,170	91	(63)	$2,223,198

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	Three months ended September 30, 2013
Condensed Income Statement	Granite REIT	Granite GP	Eliminations/ Adjustments	Granite REIT and Granite GP Combined
Revenues	$50,969			$50,969
Operating costs and expenses (income)
General and administrative	5,930			5,930
Interest expense and other financing costs, net	4,747			4,747
Other costs and expenses	2,019			2,019
Share of (income) loss of Granite LP	—	—		—

Income before fair value changes, acquisition transaction costs and income taxes	38,273	—		38,273
Fair value losses on investment properties, net	(25,065)			(25,065)
Fair value gains on financial instruments	4			4
Acquisition transaction costs	(5,702)			(5,702)

Income before income taxes	7,510	—		7,510
Income tax recovery	(2,359)			(2,359)

Net Income	9,869	—		9,869
Less net income attributable to non-controlling interests	78			78

Net income attributable to stapled unitholders	$9,791			$9,791

	Nine months ended September 30, 2013
Condensed Income Statement	Granite REIT	Granite GP	Eliminations/ Adjustments	Granite REIT and Granite GP Combined
Revenues	$148,569			$148,569
Operating costs and expenses (income)
General and administrative	19,167			19,167
Interest expense and other financing costs, net	13,933			13,933
Other costs and expenses	4,000			4,000
Share of (income) loss of Granite LP	—	(2)	2	—

Income before fair value changes, acquisition transaction costs, gain on Meadows holdback, loss on sale of investment property and income taxes	111,469	2	(2)	111,469
Fair value gains on investment properties, net	4,596			4,596
Fair value losses on financial instruments	(144)			(144)
Acquisition transaction costs	(6,495)			(6,495)
Gain on Meadows holdback	5,143			5,143
Loss on sale of investment property	(328)			(328)

Income before income taxes	114,241	2	(2)	114,241
Income tax recovery	(33,416)			(33,416)

Net Income	147,657	2	(2)	147,657
Less net income attributable to non-controlling interests	25		2	27

Net income attributable to stapled unitholders	$147,632	2	(4)	$147,630

Granite REIT      2013    67

	Three months ended September 30, 2013
Condensed Statement of Cash Flows	Granite REIT	Granite GP	Eliminations/ Adjustments	Granite REIT and Granite GP Combined
OPERATING ACTIVITIES
Net income	$9,869	—		$9,869
Items not involving current cash flows	22,409	—		22,409
Changes in working capital balances	9,204	23		9,227

Cash provided by operating activities	41,482	23		41,505

INVESTING ACTIVITIES
Business acquisition	(21,531)			(21,531)
Acquisition deposits	(8,953)			(8,953)
Investment property additions	(6,010)			(6,010)
Other investing activities	3,045			3,045

Cash used in investing activities	(33,449)			(33,449)

FINANCING ACTIVITIES
Distributions paid	(24,644)			(24,644)
Other financing activities	29,826			29,826

Cash provided by financing activities	5,182			5,182

Effect of exchange rate changes	550			550

Net increase in cash and cash equivalents during the period	$13,765	$23		$13,788

	Nine months ended September 30, 2013
Condensed Statement of Cash Flows	Granite REIT	Granite GP	Eliminations/ Adjustments	Granite REIT and Granite GP Combined
OPERATING ACTIVITIES
Net income	$147,657	$2	$(2)	$147,657
Items not involving current cash flows	(46,792)	(2)	2	(46,792)
Changes in working capital balances	(1,068)	28		(1,040)

Cash provided by operating activities	99,797	28	—	99,825

INVESTING ACTIVITIES
Business acquisitions (net of cash acquired of $375)	(44,626)			(44,626)
Acquisition deposits	(8,953)			(8,953)
Investment property additions	(36,994)			(36,994)
Other investing activities	16,630			16,630

Cash used in investing activities	(73,943)			(73,943)

FINANCING ACTIVITIES
Distributions paid	(65,686)			(65,686)
Other financing activities	63,676			63,676

Cash used in financing activities	(2,010)			(2,010)

Effect of exchange rate changes	2,017			2,017

Net increase in cash and cash equivalents during the period	$25,861	$28	—	$25,889

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22.  COMMITMENTS AND CONTINGENCIES

(a)
In the ordinary course of business activities, the Trust may become subject to litigation and other claims brought by, among others, customers, suppliers and former employees. Management believes that adequate provisions have been recorded in the accounts where required. Although it is not possible to accurately estimate the extent of potential costs and losses, if any, management believes, but can provide no assurance, that the ultimate resolution of such claims would not have a material adverse effect on the financial position of the Trust.

(b)
Under the terms of the plan of arrangement completed June 30, 2011 which eliminated Granite Co.'s dual class share structure, the Trust received an indemnity from Mr. Frank Stronach and his family (the "Stronach Shareholder") and certain related parties against all losses suffered by the Trust in relation to claims pertaining to the Trust's former racing and gaming business for the period prior to, on and after the effective date of the transfer of June 30, 2011. Accordingly, the Trust provided the Stronach Shareholder with the required disclosure notice under that indemnity referencing the racing and gaming-related litigation described below. The Trust has retained independent counsel to monitor this litigation on its behalf however, the Trust believes these claims are without merit.

  On February 15, 2011, Power Plant Entertainment Casino Resorts Indiana, LLC, PPE Casino Resorts Maryland, LLC and The Cordish Company (the "Plaintiffs") sued, among other defendants, certain subsidiary entities and joint ventures of Granite Co., including The Maryland Jockey Club and certain of its subsidiaries (collectively, the "MJC Entities"), as well as Granite Co.'s former Chairman and Chief Executive Officer, Mr. Frank Stronach, in the Circuit Court for Baltimore City in Baltimore, Maryland. The claims asserted in the Plaintiffs' complaint against Granite Co., the MJC Entities and Mr. Stronach (the "Complaint") are alleged to have arisen from events that occurred in Maryland in connection with the referendum conducted in November 2010 concerning the award of a gaming license to one of the Plaintiffs to conduct alternative gaming at the Arundel Mills Mall. The Complaint asserts a number of claims against all defendants including, among other allegations, that Granite Co. and Mr. Stronach, along with other defendants, engaged in actions to defame the Plaintiffs by distributing allegedly false information concerning the Plaintiffs and their operations of a gaming facility in Indiana, Indianapolis Downs, LLC operating as Indiana Live. Plaintiffs' claims against Granite Co., the MJC Entities and Mr. Stronach are for alleged civil conspiracy, false light, invasion of privacy and defamation. The Complaint seeks an award of damages against all defendants in the amount of U.S. $300 million in compensatory damages and U.S. $300 million in punitive damages. On March 25, 2011, the MJC Entities, Granite Co. and other defendants filed a motion seeking to have the action transferred to the Circuit Court for Anne Arundel County. On April 29, 2011, the Indiana-based defendants named in the Complaint filed a notice to remove the Plaintiffs' claims relating to the Indiana defendants to the U.S. District Court for the District of Maryland. The entire matter, in both state and federal courts was stayed by the United States Bankruptcy Court for the District of Delaware in order to determine whether the claims were impacted by the Indianapolis Downs, LLC bankruptcy. The Bankruptcy Court lifted its stay, effective September 26, 2011. The Circuit Court of Baltimore City, on December 21, 2011, stayed the state court defendants' motions to transfer pending resolution of Plaintiffs' motion to remand the federal court action involving the Indiana-based defendants back to the Circuit Court for Baltimore City. The Indiana-based defendants' Maryland federal court action was remanded to the Circuit Court for Baltimore City on September 26, 2012. On October 12, 2012, the Circuit Court for Baltimore City entered a stay that was proposed by the parties to allow certain of the defendants to engage Plaintiffs in discussions to potentially streamline the litigation. Plaintiffs' counsel informed the Court on April 22, 2013 that they intended to file an amended complaint intended to resolve the motions to transfer. On April 23, 2013, Plaintiffs filed their First Amended Complaint (the "Amended Complaint"), which omits many allegations concerning defendants' alleged petition activities in Anne Arundel County, but continues to allege claims of civil conspiracy, false light, invasion of privacy and defamation against all defendants. Defendants filed revised motions to transfer on May 3, 2013, which were denied by the Circuit Court for Baltimore City by order dated June 27, 2013. On July 30, 2013, defendants filed a motion with the Circuit Court for Baltimore City requesting special assignment of the litigation to a single judge. On August 2, 2013, defendants filed a motion to dismiss all claims, along with supporting memoranda of law, with the Circuit Court for Baltimore City. On

Granite REIT      2013    69

  September 27, 2013, the Plaintiffs filed a consolidated memorandum of law in opposition to the defendants' motion to dismiss.

(c)
At September 30, 2013, the Trust's contractual commitments related to construction and development projects amounted to approximately $4.1 million.

(d)
At September 30, 2013, the Trust had commitments on non-cancellable operating leases requiring future minimum annual rental payments as follows:

Not later than 1 year	$427
Later than 1 year and not later than 5 years	1,255
Later than 5 years	402

$2,084

23.  SUBSEQUENT EVENTS

(a)
On October 2, 2013, Granite REIT Holdings Limited Partnership, a wholly owned subsidiary of Granite, issued at par $200 million of 4.613% Series 1 senior debentures ("2018 Debentures") due October 2, 2018. Interest on the 2018 Debentures is payable semi-annually in arrears on April 2 and October 2 of each year, commencing on April 2, 2014. The 2018 Debentures rank equally with all of the Trust's existing and future unsubordinated and unsecured indebtedness and are guaranteed by Granite and certain of its subsidiaries.

  On October 7, 2013, the Trust entered into a cross currency interest rate swap to exchange the $200 million proceeds and 4.613% interest payments from the 2018 Debentures to euro 142 million at 3.56%. Under the terms of the swap, the Trust will repay the principal proceeds received of euro 142 million for $200 million on October 2, 2018. The proceeds from the 2018 Debentures and corresponding cross currency interest rate swap were used to finance acquisitions (note 23(b)) and repay certain outstanding amounts drawn on the Trust's Credit Facility (note 10).

(b)
On August 7, 2013, the Trust paid deposits totalling $8.9 million (euro 6.5 million) for the acquisition of a European portfolio consisting of 2.5 million square feet in seven properties located in Germany and the Netherlands. The Trust acquired six of the properties on October 16, 2013 and the remaining property was acquired on November 1, 2013. The purchase price of euro 129 million, excluding acquisition costs, was primarily funded using proceeds from the 2018 Debentures and corresponding cross currency interest rate swap. As at September 30, 2013, the Trust incurred $4.8 million of acquisition costs relating to this European portfolio. These costs primarily related to real estate transfer tax. The Trust has not finalized the purchase price allocation relating to this acquisition.

(c)
On September 30, 2013, the Trust entered into a purchase and sale agreement to acquire a 0.1 million square foot logistics-distribution facility in Germany for euro 6.7 million, excluding acquisition costs. The acquisition is expected to be funded with proceeds from the 2018 Debentures and is expected to close late November 2013. As at September 30, 2013, the Trust incurred $0.6 million of acquisition costs related to this property. These costs primarily related to real estate transfer tax.

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REIT Information

Board of Trustees	Officers	Office Location
G. Wesley Voorheis Chairman Peter Dey Vice-Chairman Michael Brody Trustee Barry Gilbertson Trustee Thomas Heslip Trustee Gerald Miller Trustee Scott Oran Trustee

Thomas Heslip
Chief Executive Officer
Michael Forsayeth
Chief Financial Officer
Jennifer Tindale
Executive Vice President,
General Counsel and Secretary
John De Aragon
Executive Vice President,
Real Estate Investment
Lorne Kumer
Executive Vice President, Real Estate
Portfolio and Asset Management
Stefan Wierzbinski
Executive Vice President Europe

77 King Street West
Suite 4010, P.O. Box 159
Toronto-Dominion Centre
Toronto, ON M5K 1H1
Phone: (647) 925-7500
Fax: (416) 861-1240

 Investor Relations Queries

Thomas Heslip
Chief Executive Officer
(647) 925-7539
 Michael Forsayeth
Chief Financial Officer
(647) 925-7600

Transfer Agents and Registrars

Canada	United States
Computershare Investor Services Inc. 100 University Avenue, 8th Floor, North Tower Toronto, Ontario, Canada M5J 2Y1 Phone: 1 (800) 564-6253 www.computershare.com	Computershare Trust Company N.A. 250 Royall Street Canton, Massachusetts, USA 02021

Exchange Listings
Stapled Units	–	Toronto Stock Exchange (GRT.UN) and New York Stock Exchange (GRP.U)

Please refer to our website (www.granitereit.com) for information on Granite's compliance with the corporate governance standards of the New York Stock Exchange and applicable Canadian standards and guidelines.

Publicly Available Documents

Copies of the financial statements for the year ended December 31, 2012 are available through the Internet on the Electronic Data Gathering Analysis and Retrieval System (EDGAR), which can be accessed at www.sec.gov, and on the System for Electronic Document Analysis and Retrieval (SEDAR), which can be accessed at www.sedar.com. Other required securities filings can also be found on EDGAR and SEDAR.

Granite REIT 77 King Street West Suite 4010, P.O. Box 159 Toronto-Dominion Centre Toronto, ON M5K 1H1 Phone: (647) 925-7500 Fax: (416) 861-1240 www.granitereit.com

QuickLinks

  Exhibit 99.1
GRANITE ANNOUNCES STRONG THIRD QUARTER RESULTS AND SIGNIFICANT ACQUISITION ACTIVITY